Exhibit 99.1

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Opinion

We have audited the accompanying financial statements of Chunghwa Telecom Co., Ltd. (The “Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2021. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter of the financial statements for the year ended December 31, 2021 is as follows:

Revenue Recognition on Mobile Service

Refer to Notes 3 and 27 to the financial statements.

The Company’s mobile service revenue consists of subscriber-based charges made up of a significant volume of low-dollar transactions. Because of the complexity and a variety of subscriber-based charges as well as a large number of transactions, the Company uses highly automated systems to process and record its revenue transactions.

Given the Company’s systems to process and record revenue are highly automated, auditing revenue was complex and challenging due to the extent of audit effort required and involvement of professionals with expertise in information technology (IT) necessary for us to identify, test, and evaluate the Company’s IT systems.

Our audit procedures related to the Company’s systems to process revenue transactions included the following, among others:

•	With the assistance of our IT specialists, we:

•

Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls and change management controls.

•	Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.

•	We tested internal controls within the relevant revenue business processes, including those in place to reconcile the various systems to the Company’s accounting system.

•	We selected samples from mobile service revenue and agreed to customer contracts and records of cash receipts.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the audit committee, are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision, and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements for the year ended December 31, 2021, and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audit resulting in this independent auditors’ report are Dien Sheng Chang and Cheng Hung Kuo.

/s/ Dien Sheng Chang	/s/ Cheng Hung Kuo

Deloitte & Touche

Taipei, Taiwan

Republic of China

February 23, 2022

Notice to Readers

The accompanying financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars)

	2021		2020
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$28,289,556	6	$20,090,053	4
Financial assets at fair value through profit or loss (Notes 3, 4 and 7)	—	—	2,271	—
Hedging financial assets (Notes 3 and 19)	—	—	1,752	—
Contract assets (Notes 3 and 27)	1,982,596	1	1,734,081	1
Trade notes and accounts receivable, net (Notes 3, 4, 9 and 27)	20,691,664	4	19,554,643	4
Receivables from related parties (Note 34)	1,789,959	—	1,340,550	—
Inventories (Notes 3, 4 and 10)	5,278,144	1	7,046,686	1
Prepayments (Note 11)	1,643,733	—	1,691,978	—
Other current monetary assets (Notes 12, 25 and 31)	1,359,713	—	1,281,393	—
Other current assets (Note 18)	2,844,972	1	2,183,471	1

Total current assets	63,880,337	13	54,926,878	11

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Notes 3, 4 and 7)	884,670	—	677,202	—
Financial assets at fair value through other comprehensive income (Notes 3, 4, 8 and 31)	3,058,606	1	6,903,679	1
Investments accounted for using equity method (Notes 3 and 13)	20,120,401	4	20,338,212	4
Contract assets (Notes 3 and 27)	1,105,747	—	1,007,608	—
Property, plant and equipment (Notes 3, 4, 14, 31 and 34)	279,910,890	57	272,623,164	56
Right-of-use assets (Notes 3, 4, 15 and 34)	10,737,544	2	10,028,227	2
Investment properties (Notes 3, 4, 16, 31 and 34)	9,832,904	2	9,546,547	2
Intangible assets (Notes 3, 4, 17 and 31)	83,435,418	17	89,723,406	19
Deferred income tax assets (Notes 3 and 29)	2,271,292	1	2,623,633	1
Incremental costs of obtaining contracts (Notes 3 and 27)	6,899,240	1	7,015,079	1
Net defined benefit assets (Notes 3, 4 and 25)	3,369,703	1	3,351,546	1
Prepayments (Note 11)	937,318	—	1,152,722	1
Other noncurrent assets (Notes 18, 31 and 35)	4,100,621	1	4,421,119	1

Total noncurrent assets	426,664,354	87	429,412,144	89

TOTAL	$490,544,691	100	$484,339,022	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bills payable (Note 20)	$—	—	$6,999,198	1
Financial liabilities at fair value through profit or loss (Notes 3, 4 and 7)	6,180	—	—	—
Hedging financial liabilities (Notes 3 and 19)	8,286	—	—	—
Contract liabilities (Notes 3, 27 and 34)	11,537,157	2	12,661,964	3
Trade notes and accounts payable (Note 22)	14,119,843	3	12,226,935	3
Payables to related parties (Note 34)	3,448,259	1	3,380,488	1
Current tax liabilities (Notes 3 and 29)	4,079,823	1	3,914,134	1
Lease liabilities (Notes 3, 4, 15, 31 and 34)	2,918,782	1	2,938,305	1
Other payables (Notes 23 and 31)	20,362,594	4	20,046,085	4
Provisions (Notes 3 and 24)	175,454	—	214,266	—
Other current liabilities	939,652	—	976,630	—

Total current liabilities	57,596,030	12	63,358,005	14

NONCURRENT LIABILITIES
Bonds payable (Note 21)	26,976,675	5	19,980,272	4
Contract liabilities (Notes 3 and 27)	5,063,165	1	5,341,114	1
Deferred income tax liabilities (Notes 3 and 29)	2,160,049	—	1,935,233	—
Provisions (Notes 3 and 24)	141,865	—	100,616	—
Lease liabilities (Notes 3, 4, 15, 31 and 34)	7,037,599	2	5,682,342	1
Customers’ deposits (Note 34)	4,881,790	1	4,722,280	1
Net defined benefit liabilities (Notes 3, 4 and 25)	2,188,572	—	3,316,932	1
Other noncurrent liabilities	5,164,100	1	1,971,212	—

Total noncurrent liabilities	53,613,815	10	43,050,001	8

Total liabilities	111,209,845	22	106,408,006	22

EQUITY (Note 26)
Common stocks	77,574,465	16	77,574,465	16

Additional paid-in capital	171,279,625	35	171,261,379	35

Retained earnings
Legal reserve	77,574,465	16	77,574,465	16
Special reserve	2,675,419	1	2,675,419	1
Unappropriated earnings	50,639,022	10	47,918,166	10

Total retained earnings	130,888,906	27	128,168,050	27

Others	(408,150)	—	927,122	—

Total equity	379,334,846	78	377,931,016	78

TOTAL	$490,544,691	100	$484,339,022	100

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2021		2020
	Amount	%	Amount	%
REVENUES (Notes 3, 27, 34 and 40)	$178,843,350	100	$178,622,827	100
OPERATING COSTS (Notes 3, 10, 25, 27, 28, 34 and 40)	113,928,789	64	117,206,244	66

GROSS PROFIT	64,914,561	36	61,416,583	34

OPERATING EXPENSES (Notes 3, 9, 25, 28, 34 and 40)
Marketing	16,024,280	9	16,596,096	9
General and administrative	3,885,112	2	3,720,192	2
Research and development	2,837,425	2	3,129,236	2
Expected credit loss	141,794	—	45,689	—

Total operating expenses	22,888,611	13	23,491,213	13

OTHER INCOME AND EXPENSES (Notes 14, 15, 16, 28 and 40)	(342,764)	—	1,614,287	1

INCOME FROM OPERATIONS	41,683,186	23	39,539,657	22

NON-OPERATING INCOME AND EXPENSES
Interest income (Note 40)	56,471	—	52,889	—
Other income (Notes 8, 28 and 34)	255,445	—	346,745	—
Other gains and losses (Notes 13, 28, 33 and 34)	471,086	—	(100,341)	—
Interest expense (Notes 15, 28, 34 and 40)	(190,093)	—	(171,658)	—
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method (Notes 13 and 40)	1,611,361	1	1,216,137	1

Total non-operating income and expenses	2,204,270	1	1,343,772	1

INCOME BEFORE INCOME TAX	43,887,456	24	40,883,429	23
INCOME TAX EXPENSE (Notes 3 and 29)	8,133,877	5	7,477,299	4

NET INCOME	35,753,579	19	33,406,130	19

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2021		2020
	Amount	%	Amount	%
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans (Note 25)	$398,352	—	$1,170,312	1
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 3, 26 and 33)	(1,208,027)	(1)	546,879	—
Gain or loss on hedging instruments subject to basis adjustment (Notes 3 and 19)	(10,038)	—	1,425	—
Share of unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income of subsidiaries, associates and joint ventures (Notes 3, 13 and 26)	20,191	—	(126,890)	—
Share of remeasurements of defined benefit pension plans of subsidiaries, associates and joint ventures (Note 13)	(7,493)	—	708	—
Income tax relating to items that will not be reclassified to profit or loss (Note 29)	(79,670)	—	(234,062)	—

	(886,685)	(1)	1,358,372	1

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(76,359)	—	(156,990)	—
Share of exchange differences arising from the translation of the foreign operations of subsidiaries, associates and joint ventures (Note 13)	(1,386)	—	(9,164)	—

	(77,745)	—	(166,154)	—

Total other comprehensive income (loss), net of income tax	(964,430)	(1)	1,192,218	1

TOTAL COMPREHENSIVE INCOME	$34,789,149	18	$34,598,348	20

EARNINGS PER SHARE (Note 30)
Basic	$4.61		$4.31

Diluted	$4.60		$4.30

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars)

						Others (Notes 19 and 26)
		Additional	Retained Earnings (Note 26)			Exchange Differences Arising from the Translation	Unrealized Gain or Loss on Financial Assets at Fair Value through Other	Gain or Loss
	Common Stocks (Note 26)	Paid-in Capital (Note 26)	Legal Reserve	Special Reserve	Unappropriated Earnings	of the Foreign Operations	Comprehensive Income	on Hedging Instruments	Total Equity
BALANCE, JANUARY 1, 2020	$77,574,465	$171,255,985	$77,574,465	$2,675,419	$46,341,361	$(148,377)	$836,598	$327	$376,110,243
Appropriation of 2019 earnings
Cash dividends	—	—	—	—	(32,782,969)	—	—	—	(32,782,969)
Unclaimed dividend	—	1,605	—	—	—	—	—	—	1,605
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	3,789	—	—	—	—	—	—	3,789
Net income for the year ended December 31, 2020	—	—	—	—	33,406,130	—	—	—	33,406,130
Other comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	936,958	(166,154)	419,989	1,425	1,192,218

Total comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	34,343,088	(166,154)	419,989	1,425	34,598,348

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	16,686	—	(16,686)	—	—

BALANCE, DECEMBER 31, 2020	77,574,465	171,261,379	77,574,465	2,675,419	47,918,166	(314,531)	1,239,901	1,752	377,931,016
Appropriation of 2020 earnings
Cash dividends	—	—	—	—	(33,403,565)	—	—	—	(33,403,565)
Unclaimed dividend	—	1,968	—	—	—	—	—	—	1,968
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	16,278	—	—	—	—	—	—	16,278
Net income for the year ended December 31, 2021	—	—	—	—	35,753,579	—	—	—	35,753,579
Other comprehensive income (loss) for the year ended December 31, 2021	—	—	—	—	311,189	(77,745)	(1,187,836)	(10,038)	(964,430)

Total comprehensive income (loss) for the year ended December 31, 2021	—	—	—	—	36,064,768	(77,745)	(1,187,836)	(10,038)	34,789,149

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	94,588	—	(94,588)	—	—
Disposal of investments in equity instruments at fair value through other comprehensive income by subsidiaries	—	—	—	—	(34,935)	—	34,935	—	—

BALANCE, DECEMBER 31, 2021	$77,574,465	$171,279,625	$77,574,465	$2,675,419	$50,639,022	$(392,276)	$(7,588)	$(8,286)	$379,334,846

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$43,887,456	$40,883,429
Adjustments for:
Depreciation	30,748,863	29,852,639
Amortization	6,475,933	5,335,650
Amortization of incremental costs of obtaining contracts	5,684,693	5,395,125
Expected credit loss	141,794	45,689
Interest expense	190,093	171,658
Interest income	(56,471)	(52,889)
Dividend income	(149,918)	(240,821)
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method	(1,611,361)	(1,216,137)
Loss (gain) on disposal of property, plant and equipment	5,603	(1,435,864)
Gain on disposal of investment properties	—	(151,357)
Gain on disposal of investments accounted for using equity method	(3,239)	(13,398)
Provision for impairment loss and obsolescence of inventory	163,193	1,124,350
Impairment loss on right-of-use assets	420,590	—
Reversal of impairment loss on investment properties	(83,429)	(27,066)
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(243,417)	98,404
Others	(139,079)	8,473
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(347,693)	(467,335)
Trade notes and accounts receivable	(1,149,116)	4,042,945
Receivables from related parties	(449,409)	(554,980)
Inventories	1,605,349	4,320,692
Prepayments	263,649	(10,178)
Other current monetary assets	(304,927)	145,786
Other current assets	(661,501)	170,744
Incremental cost of obtaining contracts	(5,568,854)	(5,433,783)
Increase (decrease) in:
Contract liabilities	(1,402,756)	(3,096,840)
Trade notes and accounts payable	1,888,527	173,789
Payables to related parties	67,771	(283,225)
Other payables	(77,677)	(1,118,468)
Provisions	2,437	109,598
Other current liabilities	(12,186)	69,232
Net defined benefit plans	(748,165)	(168,867)

Cash generated from operations	78,536,753	77,676,995
Interests paid	(57,637)	(126,846)
Income taxes paid	(7,470,701)	(7,386,952)

Net cash provided by operating activities	71,008,415	70,163,197

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars)

	2021	2020
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of financial assets at fair value through other comprehensive income	$2,907,367	$297,476
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(13,133,853)	(11,803)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	13,111,803	1,600,000
Acquisition of investments accounted for using equity method	(273,800)	(244,123)
Proceeds from disposal of investments accounted for using equity method	8,519	—
Proceeds from capital reduction of investments accounted for using equity method	813,793	—
Acquisition of property, plant and equipment	(34,302,157)	(22,740,612)
Proceeds from disposal of property, plant and equipment	15,454	316,940
Acquisition of intangible assets	(187,945)	(47,539,599)
Acquisition of investment properties	(146)	(54,435)
Proceeds from disposal of investment properties	—	188,300
Decrease in other noncurrent assets	213,694	96,334
Interests received	57,190	59,538
Cash dividends received from others	149,918	240,821
Cash dividends received from subsidiaries, associates and joint ventures accounted for using equity method	1,235,130	1,309,769

Net cash used in investing activities	(29,385,033)	(66,481,394)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bills payable	5,000,000	41,000,000
Repayments of short-term bills payable	(12,000,000)	(34,000,000)
Proceeds from issuance of bonds	7,000,000	20,000,000
Payments for transaction costs attributable to the issuance of bonds	(7,675)	(21,038)
Increase in customers’ deposits	134,718	52,704
Payments for the principal of lease liabilities	(3,342,213)	(3,287,475)
Increase in other noncurrent liabilities	3,192,888	363,711
Cash dividends paid	(33,403,565)	(32,782,969)
Unclaimed dividend	1,968	1,605

Net cash used in financing activities	(33,423,879)	(8,673,462)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,199,503	(4,991,659)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	20,090,053	25,081,712

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$28,289,556	$20,090,053

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”). The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of the Company were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as the Company which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of the Company’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of the Company by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The financial statements are presented in the Company’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on February 23, 2022.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompanying financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis of Preparation

The financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values and net defined benefit liabilities (assets) which are measured at the present value of the defined benefit obligation less the fair value of plan assets.

When preparing the accompanying financial statements, the Company used equity method to account for its investment in subsidiaries, associates and joint ventures. In order for the amounts of the net profit, other comprehensive income and total equity in the parent company only financial statements to be the same with those amounts attributable to the owner of the Company in its consolidated financial statements, adjustments arising from the differences in accounting treatment between parent company only basis and consolidated basis were made to the captions of “investments accounted for using equity method”, “share of profit (loss) of subsidiaries, associates and joint ventures accounted for using equity method”, “share of other comprehensive income of subsidiaries, associates and joint ventures accounted for using equity method” and related equity items, as appropriate, in the parent company only financial statements.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as noncurrent.

Foreign Currencies

In preparing the Company’s financial statements, transactions in currencies other than the Company’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations (including those subsidiaries, associates and joint ventures in other countries or currencies used different with the Company) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income.

Cash Equivalents

Cash equivalents include those maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value such as commercial papers, negotiable certificates of deposit and stimulus vouchers. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Investments Accounted for Using Equity Method

Investments in subsidiaries, associates and joint ventures are accounted for using equity method.

a.	Investment in subsidiaries

Subsidiaries are the entities controlled by the Company.

Under the equity method, the investment in subsidiaries is initially recognized at cost and the increase or decrease of carrying amount reflects the recognition of the Company’s share of profit or loss and other comprehensive income of the subsidiaries after the date of acquisition. Besides, the Company also recognizes the Company’s share of the change in other equity of the subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company’s loss of control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amounts of the investment of the subsidiaries and the fair value of the consideration paid or received is recognized directly in equity.

The acquisition cost in excess of the acquisition-date fair value of the identifiable net assets acquired is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. The acquisition-date fair value of the net identifiable assets acquired in excess of the acquisition cost is recognized immediately in profit or loss.

Unrealized profits and losses from downstream transactions with a subsidiary are eliminated in full. Profits and losses from upstream transactions with a subsidiary and sidestream transactions between subsidiaries are recognized in the Company’s financial statements only to the extent of interests in the subsidiary that are not related to the Company.

b.	Investments in associates and joint ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Under the equity method, an investment in an associate and a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in changes in the associates and joint ventures.

When the Company subscribes for new shares of an associate and a joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate and a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognized immediately in profit or loss.

The entire carrying amount of an investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date on which its investment ceases to be an associate and a joint venture. Any retained investment is measured at fair value at that date, and the fair value is regarded as the investment’s fair value on initial recognition as a financial asset. The difference between the previous carrying amount of the associate and joint venture attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate and joint venture. The Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate and joint venture on the same basis as would be required had that associate and joint venture directly disposed of the related assets or liabilities.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Company’s financial statements only to the extent of interests in the associate and joint venture that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Property, plant and equipment in the course of construction are depreciated and classified to the appropriate categories of property, plant and equipment when completed and ready for their intended use.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. Freehold land is not depreciated. The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

For a transfer from the investment properties to property, plant and equipment, the deemed cost of the property, plant and equipment for subsequent accounting is its carrying amount at the commencement of owner-occupation.

For a transfer from the property, plant and equipment to investment properties, the deemed cost of the investment properties for subsequent accounting is its carrying amount at the end of owner-occupation.

For a contract where a land owner provides land for the construction of buildings by a property developer in exchange for a certain percentage of the buildings, any exchange gain or loss is recognized when the exchange transaction occurs if the exchange transaction has commercial substance.

On derecognition of the investment properties, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Intangible Assets

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss in the period in which the asset is derecognized.

Impairment of Property, Plant and Equipment, Right-of-use Assets, Investment Properties, Intangible Assets and Incremental Costs of Obtaining Contracts

At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment, right-of-use assets, investment properties and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

Impairment loss from the assets related to incremental cost of obtaining contracts is recognized to the extent that the carrying amount of the assets exceeds the remaining amount of consideration that the Company expects to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit or loss (FVTPL)

Financial asset is classified as at FVTPL when the financial asset is mandatorily classified as at FVTPL. Financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at fair value through other comprehensive income (FVOCI).

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend earned on the financial asset. Fair value is determined in the manner described in Note 33.

b)	Financial assets at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

i.	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

ii.	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets at amortized cost are measured at amortized cost, which equals to gross carrying amount determined by the effective interest method less any impairment loss, except for short-term receivables as the effect of discounting is immaterial. Exchange differences are recognized in profit or loss.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of such financial assets.

c)	Investments in equity instruments at FVOCI

On initial recognition, the Company may make an irrevocable election to designate investments in equity instruments as at FVOCI. Designation at FVOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments. Instead, it will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

2)	Impairment of financial assets and contract assets

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including accounts receivable) and contract assets.

The Company recognizes lifetime Expected Credit Loss (ECL) for accounts receivable and contract assets. For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Expected credit losses reflect the weighted average of credit losses with the respective risks of a default occurring as the weights. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The Company recognizes an impairment loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset measured at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

On derecognition of investments in equity instruments at FVOCI in its entirety, the cumulative gain or loss is directly transferred to retained earnings, and it is not reclassified to profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

The Company discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. The provisions for warranties claims are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims are recognized as operating cost in the period in which the goods are sold. The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

Revenue Recognition

The Company identifies the performance obligations in the contract with the customers, allocates transaction price to each performance obligation and recognizes revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when the Company delivers products and the customer accepts and controls the product. Except for the consumer electronic products such as mobile devices sold in channel stores which are usually in cash sale, the Company recognizes revenues for sale of other electronic devices and corresponding trade notes and accounts receivable.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), mobile services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms. The usage revenues and corresponding trade notes and accounts receivable are recognized monthly.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are first recognized as contract liabilities and revenues are recognized subsequently over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, internet and data services) and related receivables are accrued monthly, and (c) prepaid services (fixed-line, mobile, internet and data services) are recognized as contract liabilities upon collection considerations from customers and are recognized as revenues subsequently based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative stand-alone selling price. The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products. When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets. Contract assets are reclassified to accounts receivable when the amounts become collectible from customers subsequently. When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications service are provided.

For project business contracts, if a substantial part of the Company’s promise to customers is to manage and coordinate the various tasks and assume the risks of those tasks to ensure the individual goods or services are incorporated into the combined output, they are treated as a single performance obligation since the Company provides a significant integration service. The Company recognizes revenues and corresponding accounts receivable when the project business contract is completed and accepted by customers.

For service contracts such as maintenance and warranties, customers simultaneously receive and consume the benefits provided by the Company; thus revenues and corresponding accounts receivable of service contracts are recognized over the related service period.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal if it controls the specified good or service before that good or service is transferred to a customer; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized as its share of transaction.

Incremental Costs of Obtaining Contracts

Commissions and equipment subsidy related to telecommunications service as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered, and are amortized over the contract period. However, the Company elects not to capitalize the incremental costs of obtaining contracts if the amortization period of the assets that the Company otherwise would have recognized is expected to be one year or less.

Leasing

At inception of a contract, the Company assesses whether the contract is, or contains, a lease.

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

The Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for lease payments for low-value assets are recognized as expenses on a straight-line basis over the lease terms accounted for applying recognition exemption.

Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities and for lease payments made at or before the commencement date. Right-of-use assets are subsequently measured at cost less accumulated depreciation and accumulated impairment losses and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are presented separately on the balance sheets.

Right-of-use assets are depreciated using the straight-line basis from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms.

Lease liabilities were initially measured at the present value of the lease payments, which comprise fixed payments, in-substance fixed payments, variable lease payments which depend on an index or a rate. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If such rate cannot be readily determined, the lessee’s incremental borrowing rate is used.

Lease liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use-assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. The Company accounts for the remeasurement of the lease liability as a result of the decrease of lease scope by decreasing the carrying amount of the right-of-use assets and recognizes in profit or loss any gain or loss on the partial or full termination of the lease. Lease liabilities are presented separately on the balance sheets.

Variable lease payments not depending on an index or a rate are recognized as expenses in the periods in which they are incurred.

Borrowing Costs

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to government grants and that the grants will be received.

Government grants related to income are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes expenses of the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should construct noncurrent assets are recognized as deferred revenue and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that become receivable as compensation for expenses or losses already incurred are recognized in profit or loss in the period in which they become receivable.

Employee Benefits

a.	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

b.	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

c.	Other long-term employee benefits

Other long-term employee benefits are accounted for in the same way as the accounting required for defined benefit plan except that remeasurement is recognized in profit or loss.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

According to the Income Tax Act in the ROC, an additional tax of unappropriated earnings is provided for in the year the stockholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Company’s financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and unused tax credits from purchases of machinery, equipment and technology and research, development expenditures, etc. to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and such temporary differences are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

Where current tax or deferred tax arises from the initial accounting for the acquisition of a subsidiary, the tax effect is included in the accounting for the investments in a subsidiary.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

a.	Critical accounting judgments

Revenue recognition

The Company’s project agreements are mainly to provide one or more customized equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements. The Company considers the following factors to determine whether the Company is a principal of the transaction: whether the Company is the primary obligation provider of the agreements, its exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether the Company is a principal or an agent will affect the amount of revenue recognized by the Company. Only when the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

Control over subsidiaries

As discussed in Note 13, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities. After considering the Company’s absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore the Company has control over these entities.

b.	Key sources of estimation uncertainty and assumption

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

1)	Impairment of trade notes and accounts receivable

The provision for impairment of trade notes and accounts receivable is based on assumptions on probability of default and expected credit loss rates. The Company uses judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on the Company’s past experience, current market conditions as well as forward looking information at the end of each reporting period. For details of the key assumptions and inputs used, see Note 9. Where the actual future cash flows are less than expected, a material impairment loss may arise.

2)	Fair value measurements and valuation processes

For the assets and liabilities measured at fair value without quoted prices in active markets, the Company’s management determines the appropriate valuation techniques for the fair value measurements and whether to engage third party qualified appraisers based on the related regulations and professional judgments.

Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities was disclosed in Note 33. If the actual changes of inputs in the future differ from expectation, the fair value may vary accordingly. The Company updates inputs periodically to monitor the appropriateness of the fair value measurement.

3)	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the estimated selling price less the estimated costs necessary to make a sale. Comparison of net realizable value and cost is determined on an item by item basis, except for those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

4)	Impairment of property, plant and equipment, right-of-use assets, investment properties and intangible assets

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

5)	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies - Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

6)	Recognition and measurement of defined benefit plans

Net defined benefit liabilities (assets) and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, employee turnover rate, average future salary increase and etc. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

7)	Lessees’ incremental borrowing rates

In determining a lessee’s incremental borrowing rate used in discounting lease payments, a risk-free rate for relevant duration and the same currency is selected as a reference rate. The lessee’s credit spread adjustments and lease specific adjustments are also taken into account.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.

Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee Interpretations (IFRIC) and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission (FSC).

The initial application of the amendments to the IFRS, IAS, IFRIC and SIC issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRSs”) does not have material impacts on the Company’s financial statements.

b.	Amendments to IFRSs endorsed by the FSC for application starting from January 1, 2022

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB

Amendments to IFRSs	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022 (Note 1)
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022 (Note 2)
Amendments to IAS 16	Property, Plant and Equipment - Proceeds before Intended Use	January 1, 2022 (Note 3)
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract	January 1, 2022 (Note 4)

Note 1:	The amendments to IFRS 9 are applied prospectively to financial liabilities that are exchanged or modified on or after the annual reporting periods beginning on or after January 1, 2022.

Note 2:	The amendments are applicable to business combinations for which the acquisition date is on or after the annual reporting period beginning on or after January 1, 2022.

Note 3:	The amendments are applicable to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2021.

Note 4:	The amendments are applicable to contracts for which the entity has not yet fulfilled all its obligations on January 1, 2022.

The application of the above new, revised or amended standards and interpretations will not have a material impact on the Company’s financial statements.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 1	Classification of liabilities as current or noncurrent	January 1, 2023
Amendments to IAS 1	Disclosure of Accounting Policies	January 1, 2023 (Note 2)
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023 (Note 3)
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023 (Note 4)

Note 1:	Unless stated otherwise, the above new IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendments will be applied prospectively for annual reporting periods beginning on or after January 1, 2023.

Note 3:	The amendments are applicable to changes in accounting estimates and changes in accounting policies that occur on or after the beginning of the annual reporting period beginning on or after January 1, 2023.

Note 4:	Except that deferred taxes will be recognized for temporary differences associated with leases and decommissioning obligations on January 1, 2022, the amendments will be applied prospectively to transactions that occur on or after January 1, 2022.

As of the date the financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2021	2020

Cash
Cash on hand	$138,312	$125,611
Bank deposits	8,310,540	4,463,396

	8,448,852	4,589,007

Cash equivalents (with maturities of less than three months)
Commercial papers	12,338,368	12,899,702
Negotiable certificates of deposit	7,500,000	2,600,000
Stimulus vouchers	2,336	1,344

	19,840,704	15,501,046

	$28,289,556	$20,090,053

The annual yield rates of bank deposits, commercial papers and negotiable certificates of deposit as of balance sheet dates were as follows:

December 31
	2021	2020

Bank deposits	0.00%-0.10%	0.00%-0.05%
Commercial papers	0.20%-0.30%	0.14%-0.26%
Negotiable certificates of deposit	0.27%-0.30%	0.24%-0.30%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2021	2020

Financial assets - current

Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$2,271

Financial assets - noncurrent

Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$647,998	$441,095
Non-listed stocks - foreign	236,672	236,107

	$884,670	$677,202

(Continued)

	December 31
	2021	2020

Financial liabilities - current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$6,180	$—

(Concluded)

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)

December 31, 2021

Forward exchange contracts - buy	NT$/EUR	2022.03	NT$257,081 / EUR8,000

December 31, 2020

Forward exchange contracts - buy	NT$/EUR	2021.03	NT$50,435 / EUR1,500
Forward exchange contracts - sell	US$/NT$	2021.02	US$13,000 / NT$365,375

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	December 31
	2021	2020

Domestic investments
Listed stocks	$—	$2,610,501
Non-listed stocks	2,931,257	4,185,924
Foreign investments
Non-listed stocks	127,349	107,254

	$3,058,606	$6,903,679

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company disposed of its investment in China Airlines, Ltd. starting from December 2020 and sold all its shares by February 2021. The total fair value of the disposed investment were $2,635,568 thousand and $567,797 thousand in 2021 and 2020, respectively. The Company disposed of its investment in UUPON Inc. (UUPON) in October 2021 and the fair value of the disposed investment was $1,478 thousand. The related unrealized gain on financial assets at FVOCI of $94,588 thousand and $16,686 thousand were transferred from other equity to retained earnings upon the aforementioned disposals in 2021 and 2020, respectively.

The Company recognized dividend income of $149,918 thousand and $240,821 thousand for the years ended December 31, 2021 and 2020, respectively, from the investments still held on December 31, 2021 and 2020.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2021	2020

Trade notes and accounts receivable	$22,264,613	$21,671,359
Less: Loss allowance	(1,572,949)	(2,116,716)

	$20,691,664	$19,554,643

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

The Company’s provision matrix arising from telecommunications business and project business is disclosed below.

December 31, 2021

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total

Telecommunications business

Expected credit loss rate (Note a)	0%-1%	1%-22%	3%-62%	11%-80%	25%-90%	49%-97%	100%
Gross carrying amount	$16,410,725	$282,040	$82,062	$44,539	$31,065	$31,000	$602,833	$17,484,264
Loss allowance (lifetime ECL)	(50,733)	(23,465)	(28,596)	(29,800)	(25,402)	(28,423)	(602,833)	(789,252)

Amortized cost	$16,359,992	$258,575	$53,466	$14,739	$5,663	$2,577	$—	$16,695,012

Project business

Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,988,010	$136	$6,960	$14,271	$411	$799	$769,762	$4,780,349
Loss allowance (lifetime ECL)	(7,835)	(68)	(890)	(4,293)	(210)	(639)	(769,762)	(783,697)

Amortized cost	$3,980,175	$68	$6,070	$9,978	$201	$160	$—	$3,996,652

December 31, 2020

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total

Telecommunications business

Expected credit loss rate (Note a)	0%-2%	2%-24%	3%-68%	11%-83%	28%-90%	52%-96%	100%
Gross carrying amount	$15,839,132	$203,949	$50,897	$31,263	$29,872	$25,351	$625,591	$16,806,055
Loss allowance (lifetime ECL)	(56,249)	(20,880)	(23,483)	(24,859)	(24,319)	(21,665)	(625,591)	(797,046)

Amortized cost	$15,782,883	$183,069	$27,414	$6,404	$5,553	$3,686	$—	$16,009,009

Project business

Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,472,738	$64,372	$26,810	$8,963	$2,163	$2,691	$1,287,567	$4,865,304
Loss allowance (lifetime ECL)	(20,060)	(3,219)	(2,772)	(2,760)	(1,132)	(2,160)	(1,287,567)	(1,319,670)

Amortized cost	$3,452,678	$61,153	$24,038	$6,203	$1,031	$531	$—	$3,545,634

Note a:	Please refer to Notes 27 and 40 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:	The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Year Ended December 31
	2021	2020
Beginning balance	$2,116,716	$2,300,651
Add: Provision for credit loss	120,961	49,108
Less: Amounts written off	(664,728)	(233,043)

Ending balance	$1,572,949	$2,116,716

10.	INVENTORIES

	December 31
	2021	2020
Merchandise	$1,190,607	$1,696,390
Project in process	4,087,537	5,350,296

	$5,278,144	$7,046,686

The operating costs related to inventories were $27,634,049 thousand (including the valuation loss on inventories of $163,193 thousand) and $31,946,042 thousand (including the valuation loss on inventories of $1,124,350 thousand) for the years ended December 31, 2021 and 2020, respectively.

11.	PREPAYMENTS

	December 31
	2021	2020
Prepaid rents	$1,388,566	$1,655,679
Others	1,192,485	1,189,021

	$2,581,051	$2,844,700

Current
Prepaid rents	$451,248	$502,957
Others	1,192,485	1,189,021

	$1,643,733	$1,691,978

Noncurrent
Prepaid rents	$937,318	$1,152,722

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	December 31
	2021	2020
Receivable of receipts under custody	$765,169	$684,841
Time deposits and negotiable certificates of deposit with maturities of more than three months	33,853	11,803
Others	560,691	584,749

	$1,359,713	$1,281,393

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2021	2020
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.14%-0.82%	0.37%-1.07%

13.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2021	2020
Investments in subsidiaries	$14,537,488	$14,958,164
Investments in associates	5,572,981	5,369,848
Investments in joint venture	9,932	10,200

	$20,120,401	$20,338,212

a.	Investments in subsidiaries

Investments in subsidiaries were as follows:

	Carrying Amount
	December 31
	2021	2020
Listed
Senao International Co., Ltd. (“SENAO”)	$211,023	$294,281
CHIEF Telecom Inc. (“CHIEF”)	1,845,072	1,785,968
Non-listed
Light Era Development Co., Ltd. (“LED”)	3,856,921	3,853,234
Chunghwa Investment Co., Ltd. (“CHI”)	3,202,188	3,017,569
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	1,057,720	1,013,529
Chunghwa System Integration Co., Ltd. (“CHSI”)	716,992	725,213
Honghwa International Co., Ltd. (“HHI”)	616,610	487,904
Donghwa Telecom Co., Ltd. (“DHT”)	613,536	1,486,252
International Integrated Systems, Inc. (“IISI”)	586,133	593,049

(Continued)

	Carrying Amount
	December 31
	2021	2020
Chunghwa Telecom Global, Inc. (“CHTG”)	$464,281	$402,623
CHT Security Co., Ltd. (“CHTSC”)	375,827	329,943
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	201,424	194,399
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	153,582	163,121
Spring House Entertainment Tech. Inc. (“SHE”)	143,613	126,947
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	121,879	123,967
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	99,853	110,163
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	98,852	90,099
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	97,014	90,887
Smartfun Digital Co., Ltd. (“SFD”)	79,876	74,055
Chunghwa Sochamp Technology Inc. (“CHST”)	(4,908)	(5,039)

	$14,537,488	$14,958,164

(Concluded)

The percentages of ownership and voting rights in subsidiaries held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Right
	December 31
	2021	2020
Senao International Co., Ltd. (“SENAO”)	28	28
CHIEF Telecom Inc. (“CHIEF”)	56	56
Light Era Development Co., Ltd. (“LED”)	100	100
Chunghwa Investment Co., Ltd. (“CHI”)	89	89
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	100	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	100	100
Honghwa International Co., Ltd. (“HHI”)	100	100
Donghwa Telecom Co., Ltd. (“DHT”)	100	100
International Integrated Systems, Inc. (“IISI”)	51	51
Chunghwa Telecom Global, Inc. (“CHTG”)	100	100
CHT Security Co., Ltd. (“CHTSC”)	77	80
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	100	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	100	100
Spring House Entertainment Tech. Inc. (“SHE”)	56	56
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	75	75
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	100	100
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	100	100
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	100	100
Smartfun Digital Co., Ltd. (“SFD”)	65	65
Chunghwa Sochamp Technology Inc. (“CHST”)	51	51

The Company continues to control six out of eleven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

DHT reduced and returned its capital to its stakeholders in March 2021. The Company’s ownership interest in DHT remained the same.

CHIEF issued new shares in March 2020, December 2020, March 2021 and December 2021 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 56.13% and 55.95% as of December 31, 2020 and 2021, respectively.

CHTSC issued new shares in February 2021 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 77.46% as of December 31, 2021.

The Company obtained 20.38% ownership interest in IISI in July 2020 and its ownership interest in IISI increased to 51.54% by considering the previously held ownership interest in IISI. The Company obtained over half of the seats of the Board of Directors of IISI; therefore, the Company gained control over IISI and treated it as a subsidiary. IISI issued new shares in September 2020 and January 2021 as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased to 51.20% and 51.02% as of December 31, 2020 and 2021, respectively.

For the details of the subsidiaries indirectly held by the Company, please refer to Note 39.

The Company’s share of profit (loss) and other comprehensive income (loss) of the subsidiaries was recognized based on the audited financial statements.

b.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2021	2020
Material associate
Next Commercial Bank Co., Ltd. (“NCB”)	$3,592,054	$3,776,876

Associates that are not individually material
Listed
KingwayTek Technology Co., Ltd. (“KWT”)	258,943	249,044
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	447,097	363,522
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	347,269	330,031
WiAdvance Technology Corporation (“WATC”)	253,873	—
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	222,491	192,856
So-net Entertainment Taiwan Limited (“So-net”)	217,021	226,647
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	157,524	163,809
Taiwan International Ports Logistics Corporation (“TIPL”)	70,121	55,925
Cornerstone Ventures Co., Ltd. (“CVC”)	6,588	6,058
Alliance Digital Tech Co., Ltd. (“ADT”)	—	5,080
International Integrated System, Inc. (“IISI”)	—	—
UUPON Inc. (“UUPON”)	—	—
	1,980,927	1,592,972

	$5,572,981	$5,369,848

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	December 31
	2021	2020
Material associate
Next Commercial Bank Co., Ltd. (“NCB”)	42	42
Associates that are not individually material
Listed
KingwayTek Technology Co., Ltd. (“KWT”)	23	23
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
WiAdvance Technology Corporation (“WATC”)	20	—
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	—	14
International Integrated System, Inc. (“IISI”)	—	—
UUPON Inc. (“UUPON”)	—	—

Summarized financial information of NCB was set out below:

	December 31
	2021	2020
Assets	$9,197,280	$9,906,945
Liabilities	(524,813)	(788,813)

Equity	$8,672,467	$9,118,132

The percentage of ownership interest held by the Company	41.90%	41.90%
Equity attributable to the Company	$3,633,764	$3,820,497
Unrealized gain or loss from downstream transactions	(41,710)	(43,621)

The carrying amount of investment	$3,592,054	$3,776,876

	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenues	$—	$—

Net loss for the year	$(445,665)	$(605,419)
Other comprehensive income	—	—

Total comprehensive loss for the year	$(445,665)	$(605,419)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Year Ended December 31
	2021	2020
The Company’s share of profits	$258,266	$309,305
The Company’s share of other comprehensive loss	(6,167)	(5,524)

The Company’s share of total comprehensive income	$252,099	$303,781

The Level 1 fair values of associate based on the closing market prices as of the balance sheet date was as follows:

	December 31
	2021	2020
KWT	$909,787	$675,911

The Company invested $273,800 thousand and obtained 20.33% ownership interest by participating in the capital increase of WATC in March 2021. WATC mainly engages in software solution integration.

KWT repurchased its stock from January to February 2020. Therefore, the Company’s ownership interest in KWT increased to 22.72%.

The Company’s Board of Directors approved the investment of 20.58% ownership interest in IISI in January 2020 and the equity transaction was completed on July 1, 2020 (“acquisition date”). As the business combination was achieved in stages, the Company remeasured the previously held equity interest of IISI and recognized gain on disposal of $1,412 thousand under “other gains and losses” on the statements of comprehensive income. The Company treated IISI as a subsidiary starting from the acquisition date. For the related disclosures for the acquisition transaction, please refer to Note 13(c) of the Company’s consolidated financial statements for the year ended December 31, 2021.

UUPON reduced 95.44% of its capital to offset accumulated deficits in September 2020 and the Company did not participate in the capital increase of UUPON in October 2020. Therefore, the Company’s ownership interest in UUPON decreased to 3.71% and lost its significant influence over UUPON. Hence the Company discontinued to treat UUPON as an associate. Instead, the Company treated it as a financial asset at fair value through other comprehensive income and recognized gain on disposal of $11,986 thousand under “other gains and losses” on the statements of comprehensive income.

The Company’s ownership interest in NCB is 41.90%. Although the Company is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. The Company is not able to direct its relevant activities. Therefore, the Company does not have control over NCB and merely has significant influence over NCB and treated it as an associate.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI and has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC and has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company owns 14% ownership interest in ADT. Considering the seats that the Company controls in the Board of Directors of ADT and the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company has significant influence over ADT. ADT completed its liquidation in August 2021. The Company received the liquidation distribution of $8,519 thousand and recognized gain on disposal of $3,239 thousand under “other gains and losses” on the statements of comprehensive income.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

c.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount		% of Ownership Interests and Voting Rights
	December 31		December 31
Name of Joint Venture	2021	2020	2021	2020
Non-listed
Chunghwa SEA Holdings(“CHT SEA”)	$9,932	$10,200	51	51

The Company invested $10,200 thousand to establish a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. in December 2020 and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Year Ended December 31
	2021	2020
The Company’s share of loss	$(268)	$—
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(268)	$—

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the audited financial statements.

14.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2021	2020
Assets used by the Company	$272,636,255	$265,270,760
Assets subject to operating leases	7,274,635	7,352,404

	$279,910,890	$272,623,164

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2020	$96,279,448	$1,618,481	$66,318,233	$12,597,996	$702,218,883	$3,906,212	$7,894,051	$13,455,239	$904,288,543
Additions	66,712	—	—	—	25,301	—	—	24,532,717	24,624,730
Disposal	(270,268)	(19,306)	(48,748)	(1,234,262)	(20,590,420)	(45,084)	(350,182)	—	(22,558,270)
Others	3,091,950	31,187	537,345	526,383	25,359,976	26,011	342,263	(29,816,584)	98,531

Balance on December 31, 2020	$99,167,842	$1,630,362	$66,806,830	$11,890,117	$707,013,740	$3,887,139	$7,886,132	$8,171,372	$906,453,534

Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$(1,374,602)	$(27,057,585)	$(10,780,891)	$(587,966,400)	$(3,690,291)	$(6,227,456)	$—	$(637,097,225)
Depreciation expenses	—	(43,828)	(1,188,974)	(710,903)	(23,792,693)	(67,502)	(406,376)	—	(26,210,276)
Disposal	—	19,213	48,748	1,233,241	20,571,501	44,769	343,637	—	22,261,109
Others	—	13	(140,791)	(242)	23,588	(938)	(18,012)	—	(136,382)

Balance on December 31, 2020	$—	$(1,399,204)	$(28,338,602)	$(10,258,795)	$(591,164,004)	$(3,713,962)	$(6,308,207)	$—	$(641,182,774)

Balance on January 1, 2020, net	$96,279,448	$243,879	$39,260,648	$1,817,105	$114,252,483	$215,921	$1,666,595	$13,455,239	$267,191,318

Balance on December 31, 2020, net	$99,167,842	$231,158	$38,468,228	$1,631,322	$115,849,736	$173,177	$1,577,925	$8,171,372	$265,270,760

Cost
Balance on January 1, 2021	$99,167,842	$1,630,362	$66,806,830	$11,890,117	$707,013,740	$3,887,139	$7,886,132	$8,171,372	$906,453,534
Additions	—	—	22	279	19,414	—	—	34,650,055	34,669,770
Disposal	—	(1,025)	(29,418)	(1,668,127)	(27,892,367)	(83,592)	(356,778)	—	(30,031,307)
Others	409,028	32,291	(82,810)	494,150	30,660,664	117,754	628,098	(32,746,371)	(487,196)

Balance on December 31, 2021	$99,576,870	$1,661,628	$66,694,624	$10,716,419	$709,801,451	$3,921,301	$8,157,452	$10,075,056	$910,604,801

Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$(1,399,204)	$(28,338,602)	$(10,258,795)	$(591,164,004)	$(3,713,962)	$(6,308,207)	$—	$(641,182,774)
Depreciation expenses	—	(43,433)	(1,233,587)	(654,621)	(24,610,713)	(64,388)	(428,219)	—	(27,034,961)
Disposal	—	1,025	29,418	1,667,245	27,876,249	83,592	352,721	—	30,010,250
Others	—	—	285,632	(264)	(1,563)	628	(45,494)	—	238,939

Balance on December 31, 2021	$—	$(1,441,612)	$(29,257,139)	$(9,246,435)	$(587,900,031)	$(3,694,130)	$(6,429,199)	$—	$(637,968,546)

Balance on January 1, 2021, net	$99,167,842	$231,158	$38,468,228	$1,631,322	$115,849,736	$173,177	$1,577,925	$8,171,372	$265,270,760

Balance on December 31, 2021, net	$99,576,870	$220,016	$37,437,485	$1,469,984	$121,901,420	$227,171	$1,728,253	$10,075,056	$272,636,255

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the years ended December 31, 2021 and 2020.

The Company signed a joint development agreement with the MOTC previously which stated that the MOTC would provide the national land and the Company would be in charge of the planning and construction for the MOTC’s office building, the Company’s Renai office building, etc. According to the agreement, the MOTC and the Company would each own a certain percentage of the buildings, and the Company is to pay or get the reimbursement for the difference between the assessed value of the land and the construction cost paid by the Company on behalf of the MOTC. The difference amounting to $1,056,680 thousand due to the MOTC was reported to the Company’s Board of Directors in May 2020. The Company paid the aforementioned amount in May 2021 and the property registration of the respective asset was completed in July 2021.

The Company participated in the government-led urban renewal project in Xingzheng Section, Xindian District, New Taipei City. The Company provided land as a building lot while Kindom Development Corp., chosen through public selection by the New Taipei City Government, acted as the urban renewal developer. The property registration was completed in 2020. With respect to the Company’s trade-in share of land and buildings, only the trade-in buildings had commercial substance. Therefore, the gain on the asset exchange transaction of $1,267,980 thousand (included in“ gains and losses on disposal of property, plant and equipment”) was recognized at the difference between the carrying amount of the trade-out land of $37,087 thousand and the fair value of trade-in buildings of $1,305,067 thousand (included in “investment properties”). The aforementioned gain on disposal was included under “other income and expenses” in the statement of comprehensive income.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years
Computer equipment	4-6 years
Telecommunications equipment
Telecommunication circuits	10-15 years
Telecommunication machinery and antennas equipment	3-10 years
Transportation equipment	3-7 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	5-16 years
Others	3-15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2020	$4,807,606	$4,331,829	$9,139,435
Others	(6,730)	(248,203)	(254,933)

Balance on December 31, 2020	$4,800,876	$4,083,626	$8,884,502

Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$(1,585,881)	$(1,585,881)
Depreciation expenses	—	(97,786)	(97,786)
Others	—	151,569	151,569

Balance on December 31, 2020	$—	$(1,532,098)	$(1,532,098)

Balance on January 1, 2020, net	$4,807,606	$2,745,948	$7,553,554

Balance on December 31, 2020, net	$4,800,876	$2,551,528	$7,352,404

Cost
Balance on January 1, 2021	$4,800,876	$4,083,626	$8,884,502
Others	(163,994)	410,274	246,280

Balance on December 31, 2021	$4,636,882	$4,493,900	$9,130,782

(Continued)

	Land	Buildings	Total
Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$(1,532,098)	$(1,532,098)
Depreciation expenses	—	(80,985)	(80,985)
Others	—	(243,064)	(243,064)

Balance on December 31, 2021	$—	$(1,856,147)	$(1,856,147)

Balance on January 1, 2021, net	$4,800,876	$2,551,528	$7,352,404

Balance on December 31, 2021, net	$4,636,882	$2,637,753	$7,274,635

(Concluded)

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	December 31
	2021	2020
Year 1	$566,368	$371,331
Year 2	379,279	254,953
Year 3	233,045	192,741
Year 4	163,610	152,532
Year 5	136,755	125,366
Onwards	1,177,459	1,179,493

	$2,656,516	$2,276,416

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

15.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31
	2021	2020

Land and buildings
Handsets base stations	$6,989,498	$7,098,815
Others	1,236,987	738,850
Equipment	2,511,059	2,190,562

	$10,737,544	$10,028,227

	Year Ended December 31
	2021	2020

Additions to right-of-use assets	$4,918,877	$3,468,664

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$2,789,938	$2,730,579
Others	402,224	388,528
Equipment	398,496	403,138

	$3,590,658	$3,522,245

The Company entered into a contract with ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. However, certain frequency that ST-2 satellite originally used was transferred for the use of 5G spectrum to the government, the Company evaluated and determined that the recoverable amount of the related right-of-use assets was nil. Therefore, the Company recognized an impairment loss of $420,590 thousand for the year ended December 31, 2021. The impairment loss was included under “other income and expenses” in the statement of comprehensive income.

The Company did not have significant sublease of right-of-use assets for the year ended December 31, 2021. The Company did not have significant sublease or impairment of right-of-use assets for the year ended December 31, 2020.

b.	Lease liabilities

	December 31
	2021	2020

Lease liabilities
Current	$2,918,782	$2,938,305
Noncurrent	7,037,599	5,682,342

	$9,956,381	$8,620,647

Ranges of discount rates for lease liabilities were as follows:

December 31
	2021	2020

Land and buildings
Handsets base stations	0.37%-1.18%	0.46%-1.18%
Others	0.37%-1.12%	0.46%-1.12%
Equipment	0.37%-0.82%	0.46%-0.82%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between the Company and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 34 to the financial statements for details.

d.	Other lease information

	Year Ended December 31
	2021	2020

Expenses relating to low-value asset leases	$1,039	$1,130

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$951	$18,508

Total cash outflow for leases	$3,399,194	$3,366,977

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 14 and 16 to the financial statements.

16.	INVESTMENT PROPERTIES

Investment Properties
Cost

Balance on January 1, 2020	$9,139,204
Additions (Note 14)	1,359,502
Disposal	(36,943)
Reclassification	125,912

Balance on December 31, 2020	$10,587,675

Accumulated depreciation and impairment

Balance on January 1, 2020	$(1,044,586)
Depreciation expense	(22,332)
Reclassification	(1,276)
Reversal of impairment loss	27,066

Balance on December 31, 2020	$(1,041,128)

Balance on January 1, 2020, net	$8,094,618

Balance on December 31, 2020, net	$9,546,547

(Continued)

Investment Properties

Cost

Balance on January 1, 2021	$10,587,675
Additions	146
Reclassification	245,041

Balance on December 31, 2021	$10,832,862

Accumulated depreciation and impairment

Balance on January 1, 2021	$(1,041,128)
Depreciation expense	(42,259)
Reversal of impairment loss	83,429

Balance on December 31, 2021	$(999,958)

Balance on January 1, 2021, net	$9,546,547

Balance on December 31, 2021, net	$9,832,904

(Concluded)

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount. Therefore, the Company recognized reversal of impairment losses of $83,429 thousand and $27,066 thousand for the years ended December 31, 2021 and 2020, respectively, and the amounts were recognized only to the extent of impairment losses that had been recognized in prior years. The reversal of impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2021 and 2020 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2021	2020

Fair value	$25,309,026	$22,411,314

Overall capital interest rate	0.91%-3.05%	0.93%-3.03%
Profit margin ratio	8%-20%	12%-20%
Discount rate	—	—
Capitalization rate	0.53%-2.11%	0.73%-2.20%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	December 31
	2021	2020

Year 1	$120,483	$115,305
Year 2	95,805	95,223
Year 3	78,031	75,285
Year 4	73,225	52,544
Year 5	56,320	37,588
Onwards	508,673	57,773

	$932,537	$433,718

17.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Others	Total

Cost

Balance on January 1, 2020	$59,965,000	$3,055,032	$20,011	$63,040,043
Additions - acquired separately	48,373,000	165,024	1,575	48,539,599
Disposal	—	(333,110)	(9)	(333,119)

Balance on December 31, 2020	$108,338,000	$2,886,946	$21,577	$111,246,523

Accumulated amortization and impairment

Balance on January 1, 2020	$(14,293,046)	$(2,218,738)	$(8,802)	$(16,520,586)
Amortization expenses	(5,025,796)	(306,904)	(2,950)	(5,335,650)
Disposal	—	333,110	9	333,119

Balance on December 31, 2020	$(19,318,842)	$(2,192,532)	$(11,743)	$(21,523,117)

Balance on January 1, 2020, net	$45,671,954	$836,294	$11,209	$46,519,457

Balance on December 31, 2020, net	$89,019,158	$694,414	$9,834	$89,723,406

Cost

Balance on January 1, 2021	$108,338,000	$2,886,946	$21,577	$111,246,523
Additions - acquired separately	—	162,712	25,233	187,945
Disposal	—	(306,356)	(9)	(306,365)

Balance on December 31, 2021	$108,338,000	$2,743,302	$46,801	$111,128,103

(Continued)

	Mobile Broadband Concession	Computer Software	Others	Total

Accumulated amortization and impairment

Balance on January 1, 2021	$(19,318,842)	$(2,192,532)	$(11,743)	$(21,523,117)
Amortization expenses	(6,198,911)	(273,953)	(3,069)	(6,475,933)
Disposal	—	306,356	9	306,365

Balance on December 31, 2021	$(25,517,753)	$(2,160,129)	$(14,803)	$(27,692,685)

Balance on January 1, 2021, net	$89,019,158	$694,414	$9,834	$89,723,406

Balance on December 31, 2021, net	$82,820,247	$583,173	$31,998	$83,435,418

(Concluded)

For long-term business development, the Company participated in the 5G mobile broadband license bidding hosted by the NCC and paid the deposit for 5G spectrum bidding amounting to $1,000,000 thousand (included in other assets) in October 2019. The Company paid $48,373,000 thousand, including the aforementioned deposit, in February 2020 for the aforementioned license to obtain 90MHz in the 3.5GHz spectrum and 600MHz in the 28GHz spectrum.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 11 years.

18.	OTHER ASSETS

	December 31
	2021	2020

Spare parts	$2,831,990	$2,158,511
Refundable deposits	1,398,930	1,539,594
Other financial assets	1,000,000	1,000,000
Others	1,714,673	1,906,485

	$6,945,593	$6,604,590

Current
Spare parts	$2,831,990	$2,158,511
Others	12,982	24,960

	$2,844,972	$2,183,471

(Continued)

	December 31
	2021	2020

Noncurrent
Refundable deposits	$1,398,930	$1,539,594
Other financial assets	1,000,000	1,000,000
Others	1,701,691	1,881,525

	$4,100,621	$4,421,119

(Concluded)

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

As of December 31, 2021 and 2020, the segregated deposits which included in other noncurrent assets- others were $91,388 thousand and $94,320 thousand, respectively, in accordance with The Management, Utilization, and Taxation of Repatriated Offshore Funds Act.

19.	HEDGING FINANCIAL INSTRUMENTS

The Company’s hedge strategy is to enter into forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2021

Hedging Instruments	Currency	Notional Amount (In Thousands)	Maturity	Forward Rate	Line Item in Balance Sheet		Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge Ineffectiveness
							Asset	Liability

Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$227,780/ EUR7,000	2022.03	$32.54	Hedging financial assets (liabilities	)	$—	$8,286	$(10,038)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied

Cash flow hedge
Forecast equipment purchases	$10,038	$(8,286)	$—

December 31, 2020

Hedging Instruments	Currency	Notional Amount (In Thousands)	Maturity	Forward Rate	Line Item in Balance Sheet	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge Ineffectiveness
						Asset	Liability

Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$200,867/ EUR5,831	2021.03	$34.45	Hedging financial assets (liabilities)	$1,752	$—	$1,425

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied

Cash flow hedge
Forecast equipment purchases	$(1,425)	$1,752	$—

Year ended December 31, 2021

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur

Cash flow hedge
Forecast equipment purchases	$(10,038)	$—	—	$(42,574)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Year ended December 31, 2020

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur

Cash flow hedge
Forecast equipment purchases	$1,425	$—	—	$20,564	$—
				Construction in progress and equipment to be accepted	Other gains and losses

20.	SHORT-TERM BILLS PAYABLE

	December 31
	2021	2020

Commercial paper payable	$—	$7,000,000
Less: Discounts on commercial paper payable	—	(802)

	$—	$6,999,198

The annual interest rates of commercial paper payable were as follows:

	December 31
	2021	2020

Commercial paper payable	—	0.34%-0.36%

21.	BONDS PAYABLE

	December 31
	2021	2020

Unsecured domestic bonds	$27,000,000	$20,000,000
Less: Discounts on bonds payable	(23,325)	(19,728)

	$26,976,675	$19,980,272

The major terms of unsecured domestic bonds issued by the Company were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above

22.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2021	2020

Trade notes and accounts payable	$14,119,843	$12,226,935

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

23.	OTHER PAYABLES

	December 31
	2021	2020

Accrued salary and compensation	$8,371,908	$7,811,452
Payables to contractors	2,951,841	1,667,666
Accrued compensation to employees and remuneration to directors	1,467,552	1,238,251
Amounts collected for others	1,332,933	1,222,144
Payables to equipment suppliers	1,120,500	992,114
Accrued maintenance costs	996,665	1,024,468
Payable on land (Note 14)	—	1,056,680
Others	4,121,195	5,033,310

	$20,362,594	$20,046,085

24.	PROVISIONS

	December 31
	2021	2020

Onerous contracts	$132,593	$169,986
Warranties	118,126	83,589
Employee benefits	62,833	57,210
Others	3,767	4,097

	$317,319	$314,882

Current	$175,454	$214,266
Noncurrent	141,865	100,616

	$317,319	$314,882

	Onerous Contracts	Warranties	Employee Benefits	Others	Total

Balance on January 1, 2020	$66,907	$74,235	$59,745	$4,397	$205,284
Additional / (reversal of) provisions recognized	106,801	31,301	(1,841)	(200)	136,061
Used / forfeited during the year	(3,722)	(21,947)	(694)	(100)	(26,463)

Balance on December 31, 2020	$169,986	$83,589	$57,210	$4,097	$314,882

Balance on January 1, 2021	$169,986	$83,589	$57,210	$4,097	$314,882
Additional / (reversal of) provisions recognized	(37,393)	53,500	6,963	(330)	22,740
Used / forfeited during the year	—	(18,963)	(1,340)	—	(20,303)

Balance on December 31, 2021	$132,593	$118,126	$62,833	$3,767	$317,319

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

25.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

b.	Defined benefit plans

The Company completed its privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, the Company transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, the Company was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

The Company with the pension mechanism under the Labor Standards Law in the ROC is considered as defined benefit plans. These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. The Company contributes an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the Article 56 of the Labor Standards Law, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year.

The amounts included in the balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2021	2020

Present value of funded defined benefit obligation	$35,176,705	$39,220,357
Fair value of plan assets	(36,357,836)	(39,254,971)

Funded status - surplus	$(1,181,131)	$(34,614)

Net defined benefit liabilities	$2,188,572	$3,316,932
Net defined benefit assets	(3,369,703)	(3,351,546)

	$(1,181,131)	$(34,614)

Movements in the defined benefit obligation and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Balance on January 1, 2020	$40,917,777	$39,613,213	$1,304,564
Current service cost	2,051,349	—	2,051,349
Interest expense / interest income	295,819	295,626	193

Amounts recognized in profit or loss	2,347,168	295,626	2,051,542

(Continued)

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	$—	$1,299,425	$(1,299,425)
Actuarial losses recognized from changes in financial assumptions	604,943	—	604,943
Actuarial gains recognized from experience adjustments	(475,830)	—	(475,830)

Amounts recognized in other comprehensive income	129,113	1,299,425	(1,170,312)

Contributions from employer	—	1,957,678	(1,957,678)
Benefits paid	(3,910,971)	(3,910,971)	—
Benefits paid directly by the Company	(262,730)	—	(262,730)

Balance on December 31, 2020	39,220,357	39,254,971	(34,614)

Current service cost	1,252,188	—	1,252,188
Interest expense / interest income	187,909	194,020	(6,111)

Amounts recognized in profit or loss	1,440,097	194,020	1,246,077

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	497,845	(497,845)
Actuarial gains recognized from changes in demographic assumptions	(439,959)	—	(439,959)
Actuarial losses recognized from experience adjustments	539,452	—	539,452

Amounts recognized in other comprehensive income	99,493	497,845	(398,352)

Contributions from employer	—	1,718,818	(1,718,818)
Benefits paid	(5,307,818)	(5,307,818)	—
Benefits paid directly by the Company	(275,424)	—	(275,424)

Balance on December 31, 2021	$35,176,705	$36,357,836	$(1,181,131)

(Concluded)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2021	2020

Operating costs	$724,629	$1,205,306
Marketing expenses	366,131	601,609
General and administrative expenses	79,929	120,736
Research and development expenses	44,362	72,125

	$1,215,051	$1,999,776

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be lower than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligation is referred to the plan participants’ future salary. Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligation.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary. The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2021	2020

Discount rates	0.50%	0.50%
Expected rates of salary increase	1.20%	1.20%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present values of the defined benefit obligations would increase (decrease) as follows:

	December 31
	2021	2020

Discount rates
0.5% increase	$(1,057,539)	$(1,191,982)

0.5% decrease	$1,122,272	$1,266,625

Expected rates of salary increase
0.5% increase	$1,200,983	$1,355,750

0.5% decrease	$(1,141,971)	$(1,287,413)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2021	2020

The expected contributions to the plan for the next year	$1,674,299	$1,924,715

The average duration of the defined benefit obligation	6.3 years	6.4 years

As of December 31, 2021, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount

2022	$2,681,315
2023	6,319,924
2024	9,662,548
2025	10,852,444
2026 and thereafter	36,800,784

$66,317,015

26.	EQUITY

a.	Share capital

1)	Common stocks

	December 31
	2021	2020

Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2021, the outstanding ADSs were 201,601 thousand common stocks, which equaled 20,160 thousand units and represented 2.60% of the Company’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2021 and 2020 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total

Balance on January 1, 2020	$147,329,386	$208,746	$2,062,250	$987,611	$19,914	$20,648,078	$171,255,985
Unclaimed dividend	—	—	—	—	1,605	—	1,605
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	(21,918)	—	—	—	—	(21,918)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	(103)	—	—	—	(103)
Share-based payment transactions of subsidiaries	—	—	25,810	—	—	—	25,810

Balance on December 31, 2020	147,329,386	186,828	2,087,957	987,611	21,519	20,648,078	171,261,379
Unclaimed dividend	—	—	—	—	1,968	—	1,968
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	(437)	—	—	—	—	(437)
Share-based payment transactions of subsidiaries	—	—	16,715	—	—	—	16,715

Balance on December 31, 2021	$147,329,386	$186,391	$2,104,672	$987,611	$23,487	$20,648,078	$171,279,625

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when the Company has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of the Company’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the the Company’s Articles of Incorporation, the Company must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to the Company’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2020 and 2019 earnings of the Company approved by the stockholders in their meetings on August 20, 2021 and May 29, 2020, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2020	For Fiscal Year 2019	For Fiscal Year 2020	For Fiscal Year 2019

Cash dividends	$33,403,565	$32,782,969	$4.306	$4.226

The appropriations of earnings for 2021 had been proposed by the Company’s Board of Directors on February 23, 2022. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)

Special reserve	$408,150
Cash dividends	35,746,314	$4.608

The appropriations of earnings for 2021 are subject to the resolution of the stockholders’ meeting planned to be held on May 27, 2022. Information of the appropriation of the Company’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Year Ended December 31
	2021	2020

Beginning balance	$1,239,901	$836,598
Recognized for the year
Unrealized gain or loss
Equity instruments	(1,208,027)	546,879
Share from subsidiaries, associates and joint ventures accounted for using the equity method	20,191	(126,890)
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 8)	(94,588)	(16,686)

(Continued)

	Year Ended December 31
	2021	2020

Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments by subsidiaries	$34,935	$—

Ending balance	$(7,588)	$1,239,901

(Concluded)

27.	REVENUES

	Year Ended December 31
	2021	2020

Revenue from contracts with customers	$176,776,902	$177,451,021

Other revenues
Government grants income	1,037,057	218,684
Rental income	864,375	801,580
Others	165,016	151,542

	2,066,448	1,171,806

	$178,843,350	$178,622,827

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Significant Accounting Policies for details.

a.	Disaggregation of revenue

2021

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total

Main Products and Service Revenues

Mobile services revenue	$—	$61,893,404	$—	$—	$—	$61,893,404
Sales of products	2,175,203	12,999,399	42,466	12,018	—	15,229,086
Local telephone and domestic long distance telephone services revenue	25,725,644	—	—	—	—	25,725,644
Broadband access and domestic leased line services revenue	23,105,857	—	—	—	—	23,105,857
Data communications internet services revenue	—	—	20,754,161	—	—	20,754,161
International network and leased line services revenue	—	—	—	2,726,105	—	2,726,105
Others	13,352,869	671,651	9,463,583	3,765,247	89,295	27,342,645

	$64,359,573	$75,564,454	$30,260,210	$6,503,370	$89,295	$176,776,902

2020

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total

Main Products and Service Revenues

Mobile services revenue	$—	$60,396,292	$—	$—	$—	$60,396,292
Sales of products	2,214,874	11,026,699	59,395	9,814	—	13,310,782
Local telephone and domestic long distance telephone services revenue	26,495,555	—	—	—	—	26,495,555
Broadband access and domestic leased line services revenue	22,500,492	—	—	—	—	22,500,492
Data communications internet services revenue	—	—	20,017,339	—	—	20,017,339
International network and leased line services revenue	—	—	—	3,367,177	—	3,367,177
Others	17,791,674	620,070	9,406,670	3,440,055	104,915	31,363,384

	$69,002,595	$72,043,061	$29,483,404	$6,817,046	$104,915	$177,451,021

b.	Contract balances

	December 31, 2021	December 31, 2020	January 1, 2020

Trade notes and accounts receivable (Note 9)	$20,691,664	$19,554,643	$23,478,061

Contract assets
Products and service bundling	$2,869,419	$2,649,230	$2,190,217
Others	226,979	99,475	91,152
Less: Loss allowance	(8,055)	(7,016)	(5,686)

	$3,088,343	$2,741,689	$2,275,683

Current	$1,982,596	$1,734,081	$1,470,985
Noncurrent	1,105,747	1,007,608	804,698

	$3,088,343	$2,741,689	$2,275,683

Contract liabilities
Telecommunications business	$11,477,270	$11,677,075	$10,559,858
Project business	4,779,100	6,012,181	10,265,409
Products and service bundling	2,936	12,455	23,319
Others	341,016	301,367	251,332

	$16,600,322	$18,003,078	$21,099,918

Current	$11,537,157	$12,661,964	$16,684,939
Noncurrent	5,063,165	5,341,114	4,414,979

	$16,600,322	$18,003,078	$21,099,918

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers. Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

	Year Ended December 31
	2021	2020

Contract assets
Net increase of customer contracts	$2,398,179	$2,340,655
Reclassified to trade receivables	(2,154,799)	(1,851,682)

	$243,380	$488,973

Contract liabilities
Net increase of customer contracts	$220	$7,179
Recognized as revenues	(9,739)	(18,043)

	$(9,519)	$(10,864)

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

Revenue recognized for the period that was included in the contract liability at the beginning of the year was as follows:

	Year Ended December 31
	2021	2020

Telecommunications business	$5,935,769	$5,479,115
Project business	4,021,159	6,078,181
Others	151,470	222,364

	$10,108,398	$11,779,660

c.	Incremental costs of obtaining contracts

	December 31
	2021	2020

Noncurrent
Incremental costs of obtaining contracts	$6,899,240	$7,015,079

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. Amortization expenses for the years ended December 31, 2021 and 2020 were $5,684,693 thousand and $5,395,125 thousand, respectively.

d.	Remaining Performance Obligations

As of December 31, 2021, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $33,835,034 thousand. The Company recognizes revenue when service is provided over contract terms. The Company expects to recognize such revenue of $21,237,084 thousand, $9,900,901 thousand and $2,697,049 thousand in 2022, 2023 and 2024, respectively. The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2021, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $16,929,552 thousand. The Company recognizes revenues when the project business contract is completed and accepted by customers. The Company expects to recognize such revenue of $7,757,225 thousand, $4,460,653 thousand and $4,711,674 thousand in 2022, 2023 and 2024, respectively. Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

28.	NET INCOME

a.	Other income and expenses

	Year Ended December 31
	2021	2020

Gain (loss) on disposal of property, plant and equipment	$(5,603)	$1,435,864
Impairment loss on right-of-use assets	(420,590)	—
Gain on disposal of investment properties	—	151,357
Reversal of impairment loss on investment properties	83,429	27,066

	$(342,764)	$1,614,287

b.	Other income

	Year Ended December 31
	2021	2020

Dividend income	$149,918	$240,821
Others	105,527	105,924

	$255,445	$346,745

c.	Other gains and losses

	Year Ended December 31
	2021	2020

Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$243,417	$(98,404)
Foreign currency exchange gain or loss, net	181,417	2,608

(Continued)

	Year Ended December 31
	2021	2020

Gain on disposal of investments accounted for using equity method, net	$3,239	$13,398
Others	43,013	(17,943)

	$471,086	$(100,341)

(Concluded)

d.	Interest expenses

	Year Ended December 31
	2021	2020

Interest on bonds payable	$131,635	$45,614
Interest on lease liabilities	54,991	59,864
Interest paid to financial institutions	2,509	64,470
Others	958	1,710

	$190,093	$171,658

e.	Impairment loss (reversal of impairment loss)

	Year Ended December 31
	2021	2020

Contract assets	$1,039	$1,330

Trade notes and accounts receivable	$120,961	$49,108

Other receivables	$19,794	$(4,749)

Inventories	$163,193	$1,124,350

Right-of-use assets	$420,590	$—

Investment properties	$(83,429)	$(27,066)

f.	Depreciation and amortization expenses

	Year Ended December 31
	2021	2020

Property, plant and equipment	$27,115,946	$26,308,062
Right-of-use assets	3,590,658	3,522,245
Investment properties	42,259	22,332
Intangible assets	6,475,933	5,335,650
Incremental costs of obtaining contracts	5,684,693	5,395,125

Total depreciation and amortization expenses	$42,909,489	$40,583,414

Depreciation expenses summarized by functions
Operating costs	$29,654,574	$28,694,921
Operating expenses	1,094,289	1,157,718

	$30,748,863	$29,852,639

(Continued)

	Year Ended December 31
	2021	2020

Amortization expenses summarized by functions
Operating costs	$12,026,219	$10,578,714
Marketing expenses	72,850	81,035
General and administrative expenses	40,179	47,724
Research and development expenses	21,378	23,302

	$12,160,626	$10,730,775

(Concluded)

g.	Employee benefit expenses

	Year Ended December 31
	2021	2020

Post-employment benefit
Defined contribution plans	$378,090	$336,674
Defined benefit plans	1,215,051	1,999,776

	1,593,141	2,336,450

Other employee benefit
Salaries	18,321,506	19,366,322
Insurance	2,057,596	1,959,488
Others	12,469,312	11,970,883

	32,848,414	33,296,693

Total employee benefit expenses	$34,441,555	$35,633,143

Summary by functions
Operating costs	$19,534,148	$20,197,935
Operating expenses	14,907,407	15,435,208

	$34,441,555	$35,633,143

The Company distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income. As of December 31, 2021, the payables of the employees’ compensation and the remuneration to directors were $1,429,000 thousand and $38,552 thousand, respectively. Such amounts have been approved by the Company’s Board of Directors on February 23, 2022 and will be reported to the stockholders in their meeting planned to be held on May 27, 2022.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2020 and 2019 approved by the Board of Directors on February 23, 2021 and February 26, 2020, respectively, were as follows:

	2020	2019
	Cash	Cash

Compensation distributed to the employees	$1,202,448	$1,126,194
Remuneration paid to the directors	35,803	35,210

There was no difference between the initial accrued amounts recognized in 2020 and 2019 and the amounts approved by the Board of Directors in 2021 and 2020 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of the Company’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

29.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2021	2020

Current tax
Current tax expenses recognized for the year	$7,743,777	$7,542,030
Income tax adjustments on prior years	(114,270)	—
Others	6,883	19,621

	7,636,390	7,561,651

Deferred tax
Deferred tax benefits recognized for the year	497,487	(99,847)
Income tax adjustments on prior years	—	15,495

	497,487	(84,352)

Income tax recognized in profit or loss	$8,133,877	$7,477,299

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2021	2020

Income before income tax	$43,887,456	$40,883,429

Income tax expense calculated at the statutory rate	$8,777,491	$8,176,686
Nondeductible income and expenses in determining taxable income	(8,067)	(466)
Tax-exempt income	(349,900)	(613,694)
Investment credits	(187,018)	(117,488)
Income tax adjustments on prior years	(114,270)	15,495
Others	15,641	16,766

Income tax expense recognized in profit or loss	$8,133,877	$7,477,299

The applicable tax rate used by the Company is 20%.

In July 2019, the President of the ROC announced the amendments to the Statute of Industrial Innovation, which stipulate that the unappropriated earnings in 2018 and thereafter that are used to build or acquire certain assets or technologies are allowed as deduction when computing the income tax on unappropriated earnings. The Company has deducted the reinvested capital expenditure while calculating income tax on unappropriated earnings.

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2021	2020
Deferred tax
Remeasurement on defined benefit pension plan	$79,670	$234,062

c.	Current tax liabilities

	December 31
	2021	2020
Current tax liabilities
Income tax payable	$4,079,823	$3,914,134

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2021

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance

Deferred income tax assets

Temporary differences
Defined benefit pension plan	$1,803,117	$7,002	$(79,670)	$1,730,449
Allowance for doubtful receivables over quota	362,609	(99,175)	—	263,434
Valuation loss on inventory	275,587	(110,914)	—	164,673
Deferred revenue	73,067	(24,389)	—	48,678
Estimated warranty liabilities	16,718	6,907	—	23,625
Accrued award credits liabilities	18,409	(9,474)	—	8,935
Others	74,126	(42,628)	—	31,498

	$2,623,633	$(272,671)	$(79,670)	$2,271,292

Deferred income tax liabilities

Temporary differences
Defined benefit pension plan	$1,810,040	$156,635	$—	$1,966,675
Land value incremental tax	94,986	—	—	94,986
Deferred revenue for award credits	30,207	25,501	—	55,708
Unrealized foreign exchange gain, net	—	26,606	—	26,606
Valuation gain on financial assets	—	16,074	—	16,074

	$1,935,233	$224,816	$—	$2,160,049

For the year ended December 31, 2020

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance
Deferred income tax assets
Temporary differences
Defined benefit pension plan	$2,017,230	$19,949	$(234,062)	$1,803,117
Allowance for doubtful receivables over quota	400,067	(37,458)	—	362,609
Valuation loss on inventory	127,279	148,308	—	275,587
Deferred revenue	97,457	(24,390)	—	73,067
Estimated warranty liabilities	14,847	1,871	—	16,718
Accrued award credits liabilities	17,318	1,091	—	18,409
Others	44,837	29,289	—	74,126

	$2,719,035	$138,660	$(234,062)	$2,623,633

Deferred income tax liabilities
Temporary differences
Defined benefit pension plan	$1,756,317	$53,723	$—	$1,810,040
Land value incremental tax	94,986	—	—	94,986
Deferred revenue for award credits	28,543	1,664	—	30,207
Unrealized foreign exchange gain, net	1,079	(1,079)	—	—

	$1,880,925	$54,308	$—	$1,935,233

e.	All deductible temporary differences were recognized as deferred tax assets in the balance sheets.

f.	Income tax examinations

Income tax returns of the Company have been examined by the tax authorities through 2019.

30.	EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2021	2020
Net income used to compute the basic earnings per share	$35,753,579	$33,406,130
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(6,258)	(7,241)

Net income used to compute the diluted earnings per share	$35,747,321	$33,398,889

Weighted Average Number of Common Stocks

(Thousand Shares)

	Year Ended December 31
	2021	2020
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	7,773	7,108

Weighted average number of common stocks used to compute the diluted earnings per share	7,765,220	7,764,555

As the Company may settle the employee compensation in shares or cash, the Company shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

31.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

	Year Ended December 31
Investing activities	2021	2020
Increase in property, plant and equipment	$34,669,770	$24,624,730
Changes in other payables	(367,613)	(1,884,118)

Acquisition of property, plant and equipment	$34,302,157	$22,740,612

Increase in investment properties	$146	$1,359,502
Trade-in investment properties from asset exchange transaction (Note 14)	—	(1,305,067)

Acquisition of investment properties	$146	$54,435

Increase in intangible assets	$187,945	$48,539,599
Changes in other assets	—	(1,000,000)

Acquisition of intangible assets	$187,945	$47,539,599

Disposal of property, plant and equipment	$21,057	$297,161
Gain (loss) on disposal of property, plant and equipment	(5,603)	1,435,864
Trade-in investment properties from asset exchange transaction (Note 14)	—	(1,305,067)
Changes in other payables	—	(79,986)
Changes in other current monetary assets	—	(31,032)

Proceeds from disposal of property, plant and equipment	$15,454	$316,940

Disposal of financial assets at fair value through other comprehensive income	$2,637,046	$567,797
Changes in other current monetary assets	270,321	(270,321)

Proceeds from disposal of financial assets at fair value through other comprehensive income	$2,907,367	$297,476

Financing Activities

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operation Activities -	Balance on December
	2021	Activities	New Leases	Others	Interest Paid	31, 2021
Lease liabilities	$8,620,647	$(3,342,213)	$4,918,877	$(185,939)	$(54,991)	$9,956,381

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operation Activities -	Balance on December
	2020	Activities	New Leases	Others	Interest Paid	31, 2020
Lease liabilities	$8,695,214	$(3,287,475)	$3,468,664	$(195,892)	$(59,864)	$8,620,647

32.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt and the equity of the Company.

The Company is required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

33.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	December 31
	2021		2020
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Financial liabilities measured at amortized cost
Bonds payable	$26,976,675	$27,082,090	$19,980,272	$20,078,098

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

December 31, 2021

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Non-listed stocks	$—	$—	$884,670	$884,670

Financial assets at FVOCI
Non-listed stocks	$—	$—	$3,058,606	$3,058,606

Financial liabilities at FVTPL
Derivatives	$—	$6,180	$—	$6,180

Hedging financial liabilities	$—	$8,286	$—	$8,286

December 31, 2020

	Level 1	Level 2	Level 3	Total
Hedging financial assets	$—	$1,752	$—	$1,752

Financial assets at FVTPL
Derivatives	$—	$2,271	$—	$2,271
Non-listed stocks	—	—	677,202	677,202

	$—	$2,271	$677,202	$679,473

Financial assets at FVOCI
Listed stocks	$2,610,501	$—	$—	$2,610,501
Non-listed stocks	—	—	4,293,178	4,293,178

	$2,610,501	$—	$4,293,178	$6,903,679

There were no transfers between Levels 1 and 2 for the years ended December 31, 2021 and 2020.

The reconciliations for financial assets measured at Level 3 were listed below:

2021

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2021	$677,202	$4,293,178	$4,970,380
Disposal	—	(1,478)	(1,478)
Recognized in profit or loss under “Other gains and losses”	251,868	—	251,868
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(1,233,094)	(1,233,094)
Proceeds from capital reduction of the investee	(44,400)	—	(44,400)

Balance on December 31, 2021	$884,670	$3,058,606	$3,943,276

Unrealized gain in 2021	$233,272

2020

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2020	$778,105	$4,534,899	$5,313,004
Reclassified from investments accounted for using equity method	—	1,282	1,282
Recognized in profit or loss under “Other gains and losses”	(100,903)	—	(100,903)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(243,003)	(243,003)

Balance on December 31, 2020	$677,202	$4,293,178	$4,970,380

Unrealized loss in 2020	$(100,903)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the ownership of these investees, or using assets approach. The Company originally used the market approach to measure the fair value of its investment in Taipei Financial Center Corp.; however, as the stock market was impacted by COVID-19 pandemic, the multiples of the referenced companies were changed significantly. With continuing impact of COVID-19 pandemic, the Company evaluated that the income approach, instead of the former market approach, would better reflect the future cash flows of Taipei Financial Center Corp. Therefore, the Company changed its valuation technique to the income approach starting from the second quarter of 2021. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the weighted average cost of capital (“WACC”) would result in increases in the fair values.

	December 31
	2021	2020
Discount for lack of marketability	20%	20%
Noncontrolling interests discount	25%	25%
Growth rate of long-term revenue	0.19%	—
WACC	8.50%	—

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase (decrease) as below table.

	December 31
	2021	2020
Discount for lack of marketability
5% increase	$(23,981)	$(310,649)

5% decrease	$23,981	$310,649

Noncontrolling interests discount
5% increase	$(17,351)	$(46,906)

5% decrease	$17,351	$46,906

Long-term revenue growth rates
0.1% increase	$25,190	$—

0.1% decrease	$(24,733)	$—

WACC
1% increase	$(287,845)	$—

1% decrease	$350,328	$—

Categories of Financial Instruments

	December 31
	2021	2020
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$884,670	$679,473
Hedging financial assets	—	1,752
Financial assets at amortized cost (Note a)	54,529,822	44,806,233
Financial assets at FVOCI	3,058,606	6,903,679
Financial liabilities
Measured at FVTPL
Held for trading	6,180	—
Hedging financial liabilities	8,286	—
Measured at amortized cost (Note b)	59,949,701	58,305,555

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.
Note b:	The balances included short-term bills payable, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and bonds payable which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, short-term bills payable and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2021	2020
Assets
USD	$749,945	$697,597
EUR	40,282	11,883
SGD	57	62
JPY	624	482
HKD	67,992	68,707
Liabilities
USD	649,400	503,192
EUR	858,843	954,040
SGD	1,959,171	1,046,395
JPY	6,040	7,483
HKD	15,520	7,559

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2021	2020
Assets
EUR	$—	$3,902
USD	—	121
Liabilities
EUR	14,466	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, JPY and HKD as listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2021	2020
Profit or loss
Monetary assets and liabilities (a)
USD	$5,027	$9,720
EUR	(40,928)	(47,108)
SGD	(97,956)	(52,317)
JPY	(271)	(350)
HKD	2,624	3,057
Derivatives (b)
USD	—	(18,512)
EUR	12,528	2,627
Equity
Derivatives (c)
EUR	10,962	10,210

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2021	2020
Fair value interest rate risk
Financial assets	$20,221,868	$16,006,853
Financial liabilities	36,933,056	35,600,117
Cash flow interest rate risk
Financial assets	6,883,640	2,855,144

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $17,209 thousand and $7,138 thousand for the years ended December 31, 2021 and 2020, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2021 would have increased/decreased by $44,234 thousand and $152,930 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2020 would have increased/decreased by $33,860 thousand and $345,184 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
December 31, 2021
Non-derivative financial liabilities
Non-interest bearing	—	$36,463,144	$—	$1,467,552	$4,881,790	$—	$42,812,486
Fixed interest rate instruments	0.51	—	—	—	10,700,000	16,300,000	27,000,000

		$36,463,144	$—	$1,467,552	$15,581,790	$16,300,000	$69,812,486

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$2,926,909	$3,899,914	$1,848,965	$1,409,093	$10,084,881

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
December 31, 2020
Non-derivative financial liabilities
Non-interest bearing	—	$33,632,660	$—	$2,020,848	$4,722,280	$—	$40,375,788
Fixed interest rate instruments	0.50	7,000,000	—	—	8,800,000	11,200,000	27,000,000

		$40,632,660	$—	$2,020,848	$13,522,280	$11,200,000	$67,375,788

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$2,946,519	$3,799,518	$1,603,147	$391,240	$8,740,424

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2021
Gross settled
Forward exchange contracts
Inflow	$—	$470,395	$—	$—	$470,395
Outflow	—	484,861	—	—	484,861

	$—	$(14,466)	$—	$—	$(14,466)

(Continued)

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2020
Gross settled
Forward exchange contracts
Inflow	$—	$620,579	$—	$—	$620,579
Outflow	—	616,556	—	—	616,556

	$—	$4,023	$—	$—	$4,023

(Concluded)

2)	Financing facilities

	December 31
	2021	2020
Facilities of unsecured bank loan and commercial paper payable
Amount used	$—	$7,000,000
Amount unused	54,994,370	53,000,000

	$54,994,370	$60,000,000

34.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of the Company’s customers, has significant equity interest in the Company. The Company provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Donghwa Telecom Co., Ltd.	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Spring House Entertainment Tech. Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc.	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary

(Continued)

Company	Relationship
Smartfun Digital Co., Ltd.	Subsidiary
Chunghwa Telecom Japan Co., Ltd.	Subsidiary
Chunghwa Sochamp Technology Inc.	Subsidiary
Honghwa International Co., Ltd.	Subsidiary
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	Subsidiary
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	Subsidiary
CHT Security Co., Ltd.(“CHTSC”)	Subsidiary
International Integrated Systems, Inc. (“IISI”)	Subsidiary (Note 1)
Senao International (Samoa) Holding Ltd. (“SIS”)	Subsidiary of SENAO
Youth Co., Ltd.	Subsidiary of SENAO
Aval Technologies Co., Ltd.	Subsidiary of SENAO
ISPOT Co., Ltd.	Subsidiary of SENAO
Youyi Co., Ltd.	Subsidiary of SENAO
Senyoung Insurance Agent Co., Ltd.	Subsidiary of SENAO
Senaolife Insurance Agent Co., Ltd.	Subsidiary of SENAO
Wiin Technologies Co., Ltd.(“Wiin”)	Subsidiary of SENAO
Unigate Telecom Inc.	Subsidiary of CHIEF
Chief International Corp.	Subsidiary of CHIEF
Shanghai Chief Telecom Co., Ltd.	Subsidiary of CHIEF
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Chunghwa Precision Test Tech. USA Corporation	Subsidiary of CHPT
CHPT Japan Co., Ltd.	Subsidiary of CHPT
Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Subsidiary of CHPT
Senao International HK Limited (“SIHK”)	Subsidiary of SIS
Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Subsidiary of SIHK (Note 2)
Chunghwa Hsingta Co., Ltd. (“CHC”)	Subsidiary of Prime Asia
Chunghwa Telecom (China) Co., Ltd.	Subsidiary of CHC
Shanghai Taihua Electronic Technology Limited (“STET”)	Subsidiary of CHPT (International)
Su Zhou Precision Test Tech. Ltd.	Subsidiary of CHPT (International)
Infoexplorer International Co., Ltd. (“IESA”)	Subsidiary of IISI
IISI Investment Co., Ltd. (“IICL”)	Subsidiary of IISI
Unitronics Technology Corp.	Subsidiary of IISI
International Integrated Systems (Hong Kong) Limited	Subsidiary of IESA
Leading Tech Co., Ltd. (“LTCL”)	Subsidiary of IICL
Leading Systems Co., Ltd. (“LSCL”)	Subsidiary of LTCL
International Integrated Systems Inc. (Shanghai) (“IISS”)	Subsidiary of LSCL (Note 3)
Huiyu Shanghai Management Consultancy Co., Ltd. (“HSMC”)	Subsidiary of IISS (Note 4)
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate (Note 5)
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc.	Associate of SENAO

(Continued)

Company	Relationship
EnRack Tech. Co., Ltd.	Subsidiary of Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate of CHTS
CHT Infinity Singapore Pte. Ltd.	Associate of CHTS
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate of CHYP
Alliance Digital Tech Co., Ltd.	Associate (Note 6)
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd. (“NCB”)	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc. (“ATT ”)	Associate of CHI (Note 7)
Imedtac Co., Ltd. (“IME ”)	Associate of CHI (Note 8)
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by the Company exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
Cheng Keng Investment Co., Ltd.	Chairman of Cheng Keng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Cheng Feng Investment Co., Ltd.	Chairman of Cheng Feng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
All Oriented Investment Co., Ltd.	Chairman of All Oriented Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Hwa Shun Investment Co., Ltd.	Chairman of Hwa Shun Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Yu Yu Investment Co., Ltd.	Chairman of Yu Yu Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Divine Fine Foods & Wine Inc.	Chairman of Divine Fine Foods & Wine Inc. and SENAO’s chief executive officer are members of an immediate family (Note 9)
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI
Chunghwa Post Co., Ltd.	Government-related entity as Chunghwa Telecom

(Concluded)

Note 1:	IISI was an associate and has become a subsidiary starting from July 1, 2020 (“acquisition date”). Please refer to Note 13.

Note 2:	SITS completed its liquidation in April 2021.

Note 3:	IISS completed its liquidation in August 2021.

Note 4:	HSMC completed its liquidation in December 2020.

Note 5:	UUPON was previously an associate. As the Company did not participate in the capital increase of UUPON in October 2020; therefore, the Company lost its significant influence over UUPON. Since then, UUPON was no longer a related party of the Company. Please refer to Note 13.

Note 6:	ADT completed its liquidation in August 2021. Please refer to Note 13.

Note 7:	CHI originally treated ATT as a financial asset at FVOCI. However, as CHI obtained one out of three seats of the Board of Directors of ATT in July 2021 and has significant influence over ATT, CHI reclassified it as an associate.

Note 8:	CHI originally treated IME as a financial asset at FVOCI. However, as CHI obtained one out of five seats of the Board of Directors of IME in August 2021 and has significant influence over IME, CHI reclassified it as an associate.

Note 9:	Divine Fine Foods & Wine Inc. replaced its responsible persons in October 2021. Since then, Divine Fine Foods & Wine Inc. is no longer a related party of the Company.

b.

Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2021	2020
Subsidiaries	$7,072,797	$4,460,961
Associates	357,694	1,385,767
Others	3,308	3,480

	$7,433,799	$5,850,208

	Operating Costs and Expenses
	Year Ended December 31
	2021	2020
Subsidiaries	$10,311,564	$9,164,958
Associates	712,641	708,563
Others	51,733	51,700

	$11,075,938	$9,925,221

2)	Non-operating transactions

	Non-operating Income and (Expenses)
	Year Ended December 31
	2021	2020
Subsidiaries	$(25)	$825
Associates	(7,420)	(8,895)

	$(7,445)	$(8,070)

3)	Receivables

	December 31
	2021	2020
Subsidiaries	$1,780,838	$1,135,699
Associates	9,121	204,845
Others	—	6

	$1,789,959	$1,340,550

4)	Contract liabilities-current

	December 31
	2021	2020
Associates	$—	$182,857

5)	Payables

	December 31
	2021	2020
Subsidiaries	$3,070,035	$2,743,831
Associates	378,224	636,657

	$3,448,259	$3,380,488

6)	Customers’ deposits

	December 31
	2021	2020
Subsidiaries	$34,982	$30,729
Associates	15,970	2,066

	$50,952	$32,795

7)	Acquisition of property, plant and equipment

	Year Ended December 31
	2021	2020
Subsidiaries	$604,431	$515,718
Associates	397,884	375,469

	$1,002,315	$891,187

8)	Disposal of property, plant and equipment and investment properties to Chunghwa Post Co., Ltd.

	Proceeds		Gain on Disposal
	Year Ended December 31		Year Ended December 31
	2021	2020	2021	2020
Others	$—	$385,760	$—	$310,205

9)	Lease-in agreements

The Company entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD$260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation. The Board of Directors of the Company approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, the Company acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	December 31
	2021	2020
Lease liabilities - current	$173,306	$182,187
Lease liabilities - noncurrent	1,740,557	816,610

	$1,913,863	$998,797

The interest expense recognized for the aforementioned lease liabilities were $7,420 thousand and $8,895 thousand for the years ended December 31, 2021 and 2020, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Year Ended December 31
	2021	2020
Short-term employee benefits	$69,204	$67,048
Post-employment benefits	2,880	4,613

	$72,084	$71,661

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances.

35.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of December 31, 2021 were as follows:

a.	Acquisitions of telecommunications-related inventory and equipment of $20,357,523 thousand.

b.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996 (classified as other financial assets - noncurrent). If the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

c.

The Company committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, the Company will provide financial support to assist NCB in maintaining a healthy financial condition.

d.

The Company’s Board of Directors approved the acquisition of the 900MHz frequency band and equipment from Asia Pacific Telecom Co., Ltd. in November 2021. The transaction amount is expected to be in the range from $1,626,000 thousand to $2,081,000 thousand; however, the actual amount will be determined according to the approval date of the related authority and mutual negotiations.

36.	SIGNIFICANT SUBSEQUENT EVENTS

a.

The Company’s Board of Directors approved the issuance of unsecured domestic bonds in January 2022. The total amount of the aforementioned bonds will not exceed $10,000,000 thousand and the issuance period will not exceed 10 years. The bonds could be issued at a one-time basis or separately.

b.	The Company’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022.

c.	The Company launched its organizational transformation based on customer-centric structure effective from January 2022.

37.	OTHER MATTERS

The Company has assessed the economic impact of COVID-19 pandemic and determined that there were no significant impacts on the Company’s financial statements as of the date the financial statements were authorized for issue. The Company will continue to monitor developments of the pandemic and assess the related impacts.

38.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The information of significant assets and liabilities denominated in foreign currencies was as follows:

	December 31, 2021
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$27,093	27.68	$749,945
EUR	1,286	31.32	40,282
SGD	3	20.46	57
JPY	2,596	0.241	624
HKD	19,158	3.549	67,992
Non-monetary items
Investments accounted for using equity method
USD	54,986	27.68	1,522,001
HKD	172,876	3.549	613,536
JPY	411,029	0.241	98,852
VND	455,322,761	0.0012	544,111
RMB	35,355	4.344	153,582
THB	119,628	0.8347	99,853
Liabilities denominated in foreign currencies
Monetary items
USD	23,461	27.68	649,400
EUR	27,422	31.32	858,843
SGD	95,756	20.46	1,959,171
JPY	25,114	0.241	6,040
HKD	4,373	3.549	15,520

	December 31, 2020
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$24,494	28.48	$697,597
EUR	339	35.02	11,883
SGD	3	21.56	62
JPY	1,744	0.276	482
HKD	18,706	3.673	68,707
Non-monetary items
Investments accounted for using equity method
USD	49,724	28.48	1,416,152
HKD	404,643	3.673	1,486,252
JPY	326,093	0.276	90,099
VND	409,377,361	0.0011	454,409
RMB	37,268	4.377	163,121
THB	115,281	0.9556	110,163
Liabilities denominated in foreign currencies
Monetary items
USD	17,668	28.48	503,192
EUR	27,243	35.02	954,040
SGD	48,534	21.56	1,046,395
JPY	27,083	0.276	7,483
HKD	2,058	3.673	7,559

The unrealized foreign currency exchange gains and losses were gain of $124,824 thousand and loss of $15,703 thousand for the years ended December 31, 2021 and 2020, respectively. Due to the various foreign currency transactions of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

39.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 7.

j.	Derivative instruments transactions: Please see Notes 7, 19 and 33.

k.	Investment in Mainland China: Please see Table 8.

l.	Information of main stakeholders: Please see Table 9.

40.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to the CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Year ended December 31, 2021
Revenues
From external customers	$65,167,702	$76,131,099	$30,341,487	$6,989,233	$213,829	$178,843,350
Intersegment revenues	17,039,947	911,675	3,395,238	1,834,013	35,907	23,216,780

Segment revenues	$82,207,649	$77,042,774	$33,736,725	$8,823,246	$249,736	202,060,130

Intersegment elimination						(23,216,780)

Revenues						$178,843,350

Segment operating costs and expenses	$55,201,259	$57,426,320	$13,309,140	$6,468,240	$4,412,441	$136,817,400

Segment income (loss) before income tax	$26,141,879	$5,942,173	$13,438,838	$1,054,516	$(2,689,950)	$43,887,456

Year ended December 31, 2020
Revenues
From external customers	$69,787,891	$72,132,979	$29,623,809	$6,841,292	$236,856	$178,622,827
Intersegment revenues	15,610,387	1,009,495	3,489,556	1,675,274	19,371	21,804,083

Segment revenues	$85,398,278	$73,142,474	$33,113,365	$8,516,566	$256,227	200,426,910

Intersegment elimination						(21,804,083)

Revenues						$178,622,827

Segment operating costs and expenses	$63,452,258	$52,242,328	$14,043,381	$6,843,254	$4,116,236	$140,697,457

Segment income (loss) before income tax	$22,504,443	$8,568,040	$12,204,370	$674,697	$(3,068,121)	$40,883,429

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Year ended December 31, 2021
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$1,611,361	$1,611,361

Interest income	$6,793	$202	$1,163	$449	$47,864	$56,471

Interest expenses	$3,547	$39,785	$4,085	$7,474	$135,202	$190,093

Depreciation and amortization	$13,977,714	$24,841,894	$2,506,270	$1,270,850	$312,761	$42,909,489

Capital expenditure	$13,299,388	$16,782,900	$2,561,190	$395,024	$1,263,655	$34,302,157

Impairment loss on right-of-use assets	$—	$—	$—	$420,590	$—	$420,590

Reversal of impairment loss on investment properties	$83,429	$—	$—	$—	$—	$83,429

Year ended December 31, 2020
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$1,216,137	$1,216,137

Interest income	$13,151	$252	$1,283	$1,368	$36,835	$52,889

Interest expenses	$6,060	$45,355	$892	$9,059	$110,292	$171,658

Depreciation and amortization	$14,249,950	$22,046,689	$2,680,473	$1,298,905	$307,397	$40,583,414

Capital expenditure	$11,482,779	$8,813,389	$1,319,687	$685,941	$438,816	$22,740,612

Gain on disposal of property, plant and equipment	$1,435,864	$—	$—	$—	$—	$1,435,864

Gain on disposal of investment properties	$151,357	$—	$—	$—	$—	$151,357

Reversal of impairment loss on investment properties	$27,066	$—	$—	$—	$—	$27,066

Main Products and Service Revenues

	Year Ended December 31
	2021	2020
Mobile services revenue	$61,893,404	$60,396,292
Local telephone and domestic long distance telephone services revenue	25,725,644	26,495,555
Broadband access and domestic leased line services revenue	23,105,857	22,500,492
Data Communications internet services revenue	20,754,161	20,017,339
Sale of products	15,229,086	13,310,782
International network and leased line services revenue	2,726,105	3,367,177
Others	29,409,093	32,535,190

	$178,843,350	$178,622,827

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2021	2020
Taiwan, ROC	$176,712,913	$175,571,237
Overseas	2,130,437	3,051,590

	$178,843,350	$178,622,827

The Company does not have material noncurrent assets in foreign operations.

Major Customers

As of December 31, 2021 and 2020, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND INVESTEES

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$613,023	$300,000	$300,000	$300,000	$—	4.89	$3,065,115	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	613,023	200,000	200,000	200,000	—	3.26	3,065,115	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.
b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.
c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.
d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.
e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.
g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND INVESTEES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$2,911,585	12	$2,911,585	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	236,672	4	236,672	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	15,475	17	15,475	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	3,917	2	3,917	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,197	2	4,197	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	555,600	647,998	13	647,998	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	123,432	19.9	123,432	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	9,456	9	9,456	—
	UUPON Inc.	—	Financial assets at FVOCI	109	349	2	349	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	284	10	284	—
	WPG Holdings Limited	—	Financial assets at FVTPL - current	9	444	—	444	Note 2
	WPG Holdings Limited	—	Financial assets at FVOCI	2,102	104,154	—	104,154	Note 2
	Taichung Commercial Bank Co., Ltd.	—	Financial assets at FVTPL - current	175	2,122	—	2,122	Note 2
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	294	14,391	—	14,391	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	88,611	11	88,611	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,000	100,000	7	100,000	Note 2
	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	24,105	3	24,105	—
	Stocks
	PChome Online Inc.	—	Financial assets at FVOCI	1,875	240,037	1	240,037	Note 2

Note 1:     Showed at carrying amounts with fair value adjustments.

Note 2:     Fair value was based on the closing price on December 30, 2021.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND INVESTEES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain on Disposal	Shares (Thousands/ Thousand Units)	Amount
Chunghwa Telecom Co., Ltd.	Stocks
	China Airlines, Ltd.	Financial assets at FVOCI	—	—	216,639	$2,541,176 (Note)	—	$—	216,639	$2,635,568	$2,541,176 (Note)	$94,392	—	$—
Chunghwa Investment Co., Ltd.	Stocks
	PChome Online Inc.	Financial assets at FVOCI	—	—	—	—	1,875	200,000	—	—	—	—	1,875	200,000 (Note)

Note:	Showing at their original investment amounts without adjustments for fair values.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND INVESTEES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST $300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

Buyer	Property	Event Date	Transaction Amount	Payment Status	Counterparty	Relationship	Information on Previous Title Transfer If Counterparty is a Related Party				Pricing Reference	Purpose of Acquisition	Other Terms
							Property Owner	Relationship	Transaction Date	Amount
Chunghwa Telecom Co., Ltd.	Land	2021.08.05	$564,988	Fully paid	Taipei City Government	—	Not applicable	Not applicable	Not applicable	Not applicable	According to appraisal report	Operating purpose	—
Chunghwa Precision Test Tech. Co., Ltd.	Land	2021.01.18	534,030	The first installment $80,104 thousand was paid.	Taiwan Powder Technologies Co., Ltd.	—	Not applicable	Not applicable	Not applicable	Not applicable	According to appraisal report	Space requirements for future business expansion and operational considerations	—

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND INVESTEES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes /Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Notes 2)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 3)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$5,671,851	3	30 days	$—	—	$1,145,964	5
			Purchase	728,889	1	30~90 days	—	—	(831,921)	(5)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	437,450	—	30 days	—	—	(70,101)	—
	CHIEF Telecom Inc.	Subsidiary	Sales	496,173	—	30 days	—	—	53,590	—
			Purchase	101,698	—	60 days	—	—	(11,678)	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	1,420,111	1	30 days	—	—	(406,770)	(2)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Subsidiary	Purchase	105,356	—	30 days	—	—	(37,752)	—
	Honghwa International Co., Ltd.	Subsidiary	Sales	175,966	—	30~60 days	—	—	58,384	—
			Purchase	6,123,929	5	30~60 days	—	—	(901,629)	(5)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	180,361	—	30 days	—	—	51,551	—
			Purchase	465,949	—	90 days	—	—	(194,142)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	303,822	—	90 days	—	—	(33,605)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	364,049	—	30 days	—	—	(114,134)	(1)
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Purchase	155,444	—	30 days	—	—	(39,984)	—
	International Integrated Systems, Inc.	Subsidiary	Purchase	385,266	—	30 days	—	—	(111,594)	(1)
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	126,146	—	90 days	—	—	57,783	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	571,076	1	30~90 days	—	—	(232,041)	(1)
	Next Commercial Bank Co., Ltd.	Associate	Sales	259,822	—	30~60 days	—	—	2,845	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,969,353	19	30~90 days	—	—	831,709	44
			Purchase	5,515,088	20	30 days	—	—	(1,109,885)	(38)
	Aval Technologies Co., Ltd.	Subsidiary	Sales	351,228	1	60 days	—	—	64,646	3
			Purchase	275,666	1	30 days	—	—	(2,212)	—
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	259,125	9	60 days	—	—	7,647	4
			Purchase	480,123	32	30 days	—	—	(53,590)	(46)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,808,904	80	30 days	—	—	403,712	69
	WiAdvance Technology Corporation	Associate of parent company	Purchase	125,825	9	60 days	—	—	(125)	—
CHYP Multimedia Marketing & Communications Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	105,356	25	30 days	—	—	33,790	54
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	6,250,502	99	30~60 days	—	—	901,146	98
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	465,949	42	90 days	—	—	194,142	51
			Purchase	180,361	16	30 days	—	—	(51,551)	(41)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	303,822	52	90 days	—	—	33,605	47
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	155,444	10	30 days	—	—	39,984	11
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	393,546	35	30 days	—	—	114,142	43
International Integrated Systems, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	385,266	12	30 days	—	—	80,593	19
Aval Technologies Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	437,450	1	30 days	—	—	70,101	4
	Youth Co., Ltd.	Fellow subsidiary	Sales	144,579	—	30 days	—	—	9,996	1
	ISPOT Co., Ltd.	Fellow subsidiary	Sales	104,713	—	30 days	—	—	12,813	1
Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	172,166	62	30~90 days	—	—	59,023	100
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	143,029	3	90 days	—	—	68,603	7

Note 1:	Purchases include costs to acquire services.

Note 2:

The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as incremental costs of obtaining contracts, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:

Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND INVESTEES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$1,305,396 (Note)	11.25	$—	—	$1,291,542	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	983,033 (Note)	7.53	—	—	10,438	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	403,712 (Note)	4.85	—	—	278,110	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	901,146 (Note)	7.89	—	—	220,914	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	194,142 (Note)	2.80	—	—	123,839	—
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	114,142 (Note)	3.51	—	—	87,716	—
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	68,603 (Note)	2.92	—	—	7,970	—

Note:	Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND INVESTEES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2021			Net Income	Recognized Gain
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2021	December 31, 2020	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	(Loss) of the Investee	(Loss) (Notes 1, 2 and 3)	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,683,237	$596,948	$158,643	Subsidiary
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,856,921	33,891	17,331	Subsidiary
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	1,567,453	178,590	100	613,536	(27,982)	(27,982)	Subsidiary
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,057,720	188,941	188,800	Subsidiary
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	716,992	28,638	3,585	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	39,426	56	1,845,072	686,567	397,403	Subsidiary
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,202,188	296,371	263,916	Subsidiary
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	153,582	(5,412)	(5,412)	Subsidiary
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	624,218	358,766	338,750	Subsidiary
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	201,424	22,313	22,647	Subsidiary
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	97,014	(1,201)	(1,201)	Subsidiary
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	464,281	73,251	73,638	Subsidiary
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	77	375,827	167,194	130,861	Subsidiary
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	99,853	3,835	3,835	Subsidiary
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	143,613	47,311	26,513	Subsidiary
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	121,879	3,046	4,962	Subsidiary
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	79,876	17,949	11,557	Subsidiary
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	98,852	21,693	21,693	Subsidiary
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(4,908)	(3,615)	131	Subsidiary
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	517,423	517,423	37,211	51	586,133	152,890	48,312	Subsidiary

(Continued)

CHUNGHWA TELECOM CO., LTD. AND INVESTEES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES

SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2021			Net Income	Recognized Gain
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2021	December 31, 2020	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	(Loss) of the Investee	(Loss) (Notes 1, 2 and 3)	Note
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$288,327	$288,327	$—	30	$447,097	$271,072	$80,881	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	347,269	368,779	158,100	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	157,524	(17,884)	(5,365)	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	217,021	(34,418)	(10,325)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	9,557	23	258,943	45,965	11,028	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	70,121	53,228	14,196	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	—	60,000	—	—	—	—	—	Associate (Note 5)
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	222,491	59,270	29,635	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	6,588	1,081	530	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	4,190,000	4,190,000	419,000	42	3,592,054	(445,665)	(184,822)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,932	(525)	(268)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	—	3,700	20	253,873	(75,184)	(20,414)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	1,077,604	449,270	151,821	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,046,143	2,253,828	31,875	100	32,968	(3,829)	(3,829)	Subsidiary
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	196,426	1,860	(35,550)	Subsidiary
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	10,840	100	119,614	9,112	9,106	Subsidiary
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	5,900	100	99,817	36,097	36,085	Subsidiary
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,079	99	99	Subsidiary
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	83,782	7,380	7,380	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	518,165	503,532	191,342	Associate
	CHT Infinity Singapore Pte. Ltd.	Singapore	Investment business	55,720	—	2,000	40	54,952	(1,034)	(413)	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,584,235	891,760	305,428	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,078	3	91,047	686,567	20,254	Associate
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,505	596,948	2,314	Associate
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	33,000	—	1,650	17	17,637	(5,791)	(872)	Associate (Note 6)
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	48,000	—	960	7	44,565	(3,110)	955	Associate (Note 7)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND INVESTEES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2021			Net Income	Recognized Gain
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2021	December 31, 2020	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	(Loss) of the Investee	(Loss) (Notes 1, 2 and 3)	Note
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$74,192	$12,636	2,600	100	$85,223	$1,164	$1,164	Subsidiary
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,263	118	118	Subsidiary
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	116,790	5,700	100	155,985	8,165	8,882	Subsidiary
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	153,582	(5,412)	(5,412)	Subsidiary
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,060,467	2,248,963	80,440	100	30,845	(3,834)	(3,834)	Subsidiary
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	11,903	1,533	1,341	Subsidiary
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	17,624	(331)	(521)	Subsidiary
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	3,305	100	39,440	5,964	5,964	Subsidiary
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd.	Taiwan	Life insurance services	29,500	29,500	2,950	100	23,489	(2,697)	(2,697)	Subsidiary
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,154	49	36,938	12,527	5,631	Associate
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.	Samoa	Investment	24,806	24,806	795	100	26,084	(177)	(177)	Subsidiary
	IISI Investment Co., Ltd.	Mauritius	Investment	81,302	81,302	244	100	24,724	(975)	(975)	Subsidiary
	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,569	55,569	5,065	99.96	76,791	9,991	9,988	Subsidiary
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited	Hong Kong	Investment and engaging in technical consulting service	24,336	24,336	780	100	26,078	(176)	(176)	Subsidiary
IISI Investment Co., Ltd.	Leading Tech Co., Ltd.	Mauritius	Investment	65,374	65,374	316	100	15,548	90	90	Subsidiary
Leading Tech Co., Ltd.	Leading Systems Co., Ltd.	Mauritius	Investment	100,693	100,693	300	100	10,833	90	90	Subsidiary

Note 1:	The amounts were based on audited financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 8.

Note 5:	Alliance Digital Tech Co., Ltd. completed its liquidation in August 2021.

Note 6:	AgriTalk Technology Inc. was reclassified from financial asset at FVOCI to associate in July 2021.

Note 7:	Imedtac Co., Ltd. was reclassified from financial asset at FVOCI to associate in August 2021.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND INVESTEES

INVESTMENTS IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2021	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2021	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2021	Accumulated Inward Remittance of Earnings as of December 31, 2021	Note
					Outflow	Inflow
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	$1,073,170	2	$1,073,170	$—	$191,147	$882,023	$—	100	$—	$—	$—	Notes 8
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	1,283	100	1,283	—	—	Notes 9
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(2,667)	100	(2,667)	29,312	—	Notes 11
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 10
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(7,486)	100	(7,486)	8,928	—	—
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	62,340	56,859	—	119,199	15,716	100	15,716	149,851	—	—
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	755	49	370	13,829	—	—
International Integrated Systems Inc. (Shanghai)	Development and maintenance of information system	48,753	2	39,923	—	—	39,923	(2,747)	100	(2,747)	—	—	Notes 12

(Continued)

Investee	Accumulated Investment in Mainland China as of December 31, 2021	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$1,837,861	$2,047,858	$3,685,819
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	234,757,470
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	234,757,470
Chunghwa Precision Test Tech Co., Ltd and its subsidiaries (Note 5)	170,432	216,185	4,527,127
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	1,855,630
IISI and its subsidiaries (Note 7)	39,923	39,923	666,330

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.
b.	Investments through a holding company registered in a third region.
c.	Others.

Note 2:	The amounts were calculated based on the investee’s audited financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	IISI and its subsidiaries were calculated based on the consolidated net assets value of IISI.

Note 8:	Senao Trading (Fujian) Co., Ltd. completed its liquidation in May 2019.

Note 9:	Senao International Trading (Shanghai) Co., Ltd. completed its liquidation in April 2021.

Note 10:	Jiangsu Zhenhua Information Technology Company, LLC. completed its liquidation in December 2018.

Note 11:	Chunghwa Telecom (China) Co., Ltd. was approved to end and dissolve its business in August 2020. The liquidation of Chunghwa Telecom (China) Co., Ltd. is still in process.

Note 12:	International Integrated Systems Inc. (Shanghai) completed its liquidation in August 2021.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

DECEMBER 31, 2021

	Shares
Name of Major Stockholders	Number of Shares	Percentage of Ownership (%)

Ministry of Transportation and Communications	2,737,718,976	35.29

Shin Kong Life Insurance Co., Ltd.	438,973,184	5.65

Note:

This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.

THE CONTENTS OF STATEMENTS OF MAJOR

ACCOUNTING ITEMS

ITEM	STATEMENT INDEX

MAJOR ACCOUNTING ITEMS IN ASSETS, LIABILITIES AND EQUITY
STATEMENT OF CASH AND CASH EQUIVALENTS	1
STATEMENT OF FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	Note 7 and 2
STATEMENT OF HEDGING FINANCIAL INSTRUMENTS	Note 19
STATEMENT OF TRADE NOTES AND ACCOUNTS RECEIVABLE, NET	3
STATEMENT OF INVENTORIES	4
STATEMENT OF PREPAYMENTS	Note 11
STATEMENT OF OTHER CURRENT MONETARY ASSETS	Note 12
STATEMENT OF OTHER CURRENT ASSETS	Note 18
STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT	5
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD	6
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Note 14
STATEMENT OF CHANGES IN RIGHT-OF-USE ASSETS	7
STATEMENT OF CHANGES IN INVESTMENT PROPERTIES	Note 16
STATEMENT OF CHANGES IN INTANGIBLE ASSETS	Note 17
STATEMENT OF DEFERRED INCOME TAX ASSETS	Note 29
STATEMENT OF OTHER NONCURRENT ASSETS	Note 18
STATEMENT OF TRADE NOTES AND ACCOUNTS PAYABLE	8
STATEMENT OF OTHER PAYABLES	Note 23
STATEMENT OF PROVISIONS	Note 24
STATEMENT OF BONDS PAYABLE	9
STATEMENT OF LEASE LIABILITIES	10
STATEMENT OF DEFERRED INCOME TAX LIABILITIES	Note 29
MAJOR ACCOUNTING ITEMS IN PROFIT OR LOSS
STATEMENT OF REVENUES	Note 40
STATEMENT OF OPERATING COSTS	11
STATEMENT OF OPERATING EXPENSES	12
STATEMENT OF OTHER INCOME AND EXPENSES	Note 28
STATEMENT OF INTEREST EXPENSES	Note 28
STATEMENT OF EMPLOYEE BENEFIT, DEPRECIATION AND AMORTIZATION BY FUNCTION	13

STATEMENT 1

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CASH AND CASH EQUIVALENTS

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Period	Annual Interest Rate / Earnings Rate	Amount

Cash
Cash on hand			$138,312

Bank deposits
Checking deposits			1,426,900
Demand deposits			6,883,640

			8,310,540

Cash equivalents
Commercial paper
Dah Chung Bills Finance Corporation	2021.11.22-2022.01.24	0.28%-0.29%	2,148,138
Taiwan Cooperative Bills Finance Corporation	2021.11.22-2022.01.17	0.28%-0.30%	1,796,622
International Bills Finance Corporation	2021.11.26-2022.01.24	0.26%-0.30%	1,618,373
Taishin International Bank Co., Ltd.	2021.12.06-2022.01.25	0.23%-0.29%	1,598,586
CTBC Bank Co., Ltd.	2021.12.29-2022.01.07	0.20%	1,579,775
Taiwan Finance Corporation	2021.12.06-2022.01.24	0.29%-0.30%	1,248,737
China Bills Finance Corporation	2021.11.22-2022.01.17	0.29%	1,049,214
Ta Ching Bills Finance Corporation.	2021.12.06-2022.01.18	0.29%	899,174
Mega Bills Finance Co., Ltd	2021.12.29-2022.01.10	0.25%	199,975
Grand Bills Finance	2021.11.24-2022.01.04	0.28%	199,774

			12,338,368

Negotiable certificates of deposit	2021.10.13-2022.01.27	0.27%-0.30%	7,500,000

Stimulus vouchers			2,336

			19,840,704

			$28,289,556

Note:	Including USD11,632 thousand @27.68, EUR1,286 thousand @31.32, JPY2,596 thousand @0.241, SGD3 thousand @20.46 and HKD19,158 thousand @3.549.

STATEMENT 2

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS-NONCURRENT

FOR THE YEAR ENDED DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

	Balance, January 1, 2021		Additions in Investment		Decrease in Investment		Balance, December 31, 2021
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Percentage of Ownership (%)	Amount	Note

Financial assets at fair value through profit or loss
Taiwania Capital Buffalo Fund Co., Ltd.	600,000	$441,095	—	$251,303	44,400	$44,400	555,600	12.90	$647,998	Notes 1 and 2
Innovation Works Development Fund, L.P.	—	236,107	—	565	—	—	—	3.55	236,672	Note 1

		$677,202		$251,868		$44,400			$884,670

Note 1:    Addition in investment was fair value adjustments.

Note 2:    Decrease in investment was cash refund from capital reduction.

STATEMENT 3

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Item	Amount
Mobile broadband services revenue	$6,598,823
Project services revenue	4,780,349
Leased line services revenue	3,080,959
Internet and value-added services revenue	2,525,297
Local telephone services revenue	1,924,171
Others (Note)	3,355,014
22,264,613
Less: Loss allowance	(1,572,949)

$20,691,664

Note:     The amount of individual item included in others does not exceed 5% of the account balance.

STATEMENT 4

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF INVENTORIES

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Market Price (Note)
Merchandise	$1,190,607	$1,629,586
Project in process	4,087,537	6,023,415

	$5,278,144	$7,653,001

Note:     Amount of net realizable value.

STATEMENT 5

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME-NONCURRENT

FOR THE YEAR ENDED DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

	Balance, January 1, 2021		Additions in Investment		Decrease in Investment		Balance, December 31, 2021
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Percentage of Ownership (%)	Amount	Note

Financial assets at fair value through other comprehensive income
Listed stocks
China Airlines, Ltd.	216,639	$2,610,501	—	$25,067	216,639	$2,635,568	—	—	$—	Note 2
Non-listed stocks
Taipei Financial Center Corp.	172,927	4,163,227	—	—	—	1,251,642	172,927	11.76	2,911,585	Note 1
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	5,252	17,084	—	—	—	1,609	5,252	16.67	15,475	Note 1
Global Mobile Corp.	7,617	—	—	—	—	—	7,617	2.76	—
Innovation Works Limited	1,000	3,698	—	219	—	—	1,000	1.93	3,917	Note 1
RPTI Intergroup International Ltd.	4,765	—	—	—	—	—	4,765	10.19	—
Taiwan mobile payment Co., Ltd.	1,200	4,324	—	—	—	127	1,200	2.00	4,197	Note 1
4 Gamers Entertainment Inc.	136	103,556	—	19,876	—	—	136	19.93	123,432	Note 1
UUPON Inc.	246	1,289	—	189	246	1,478	—	—	—	Note 2

		$6,903,679		$45,351		$3,890,424			$3,058,606

Note 1:	Change in investment was fair value adjustments.

Note 2:	Addition in investment was fair value adjustments. Decrease in investment was due to the disposal the equity interests.

STATEMENT 6

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

FOR THE YEAR ENDED DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

	Balance, January 1, 2021		Additions in Investment		Decrease in Investment		Increase (Decrease) in Using the Equity Method	Balance, December 31, 2021
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount		Shares (In Thousand)	Percentage of Ownership (%)	Amount	Market Value / Net Asset Value	Note
Investments accounted for using equity method
Subsidiaries
Listed stocks
Senao International Co., Ltd.	71,773	$294,281	—	$—	—	$107,661	$24,403	71,773	28	$211,023	$2,397,218	Notes 2 and 3
CHIEF Telecom Inc.	39,426	1,785,968	—	—	—	346,947	406,051	39,426	56	1,845,072	11,019,567	Notes 2 and 3
Non-listed stocks
Light Era Development Co., Ltd.	300,000	3,853,234	—	—	—	13,644	17,331	300,000	100	3,856,921	3,887,671	Notes 1 and 3
Donghwa Telecom Co., Ltd.	402,590	1,486,252	—	—	224,000	813,793	(58,923)	178,590	100	613,536	613,536	Notes 1 and 6
Chunghwa Telecom Singapore Pte., Ltd.	26,383	1,013,529	—	—	—	102,240	146,431	26,383	100	1,057,720	1,057,832	Notes 1 and 3
Chunghwa System Integration Co., Ltd.	60,000	725,213	—	—	—	11,934	3,713	60,000	100	716,992	674,355	Notes 1 and 3
Chunghwa Investment Co., Ltd.	68,085	3,017,569	—	—	—	102,128	286,747	68,085	89	3,202,188	3,277,772	Notes 1 and 3
Prime Asia Investments Group Ltd. (B.V.I.)	1	163,121	—	—	—	—	(9,539)	1	100	153,582	153,582	Note 1
Honghwa International Co., Ltd.	18,000	487,904	—	—	—	206,517	335,223	18,000	100	616,610	676,782	Notes 1 and 3
CHYP Multimedia Marketing & Communications Co., Ltd.	15,000	194,399	—	—	—	15,622	22,647	15,000	100	201,424	200,774	Notes 1 and 3
Spring House Entertainment Tech. Inc.	8,251	126,947	—	—	—	9,901	26,567	8,251	56	143,613	127,878	Notes 1 and 3
Chunghwa Telecom Global, Inc.	6,000	402,623	—	—	—	—	61,658	6,000	100	464,281	458,656	Note 1
Chunghwa Telecom Vietnam Co., Ltd.	—	90,887	—	—	—	—	6,127	—	100	97,014	97,014	Note 1
Smartfun Digital Co., Ltd.	6,500	74,055	—	—	—	5,736	11,557	6,500	65	79,876	80,173	Notes 1 and 3
Chunghwa Telecom Japan Co., Ltd.	1	90,099	—	—	—	—	8,753	1	100	98,852	98,852	Note 1
Chunghwa Sochamp Technology Inc.	2,040	(5,039)	—	—	—	—	131	2,040	51	(4,908)	3,183	Note 1
Chunghwa Leading Photonics Tech. Co., Ltd.	7,050	123,967	—	—	—	7,050	4,962	7,050	75	121,879	122,556	Notes 1 and 3
Chunghwa Telecom (Thailand) Co., Ltd.	1,300	110,163	—	—	—	—	(10,310)	1,300	100	99,853	99,853	Note 1
CHT Security Co., Ltd.	24,000	329,943	—	—	—	86,561	132,445	24,000	77	375,827	405,817	Notes 1 and 3
International Integrated Systems, Inc.	37,211	593,049	—	—	—	55,816	48,900	37,211	51	586,133	566,587	Notes 1 and 3

		14,958,164		—		1,885,550	1,464,874			14,537,488

Associates
Listed stocks
KingwayTek Technology Co., Ltd.	8,688	249,044	869	—	—	1,129	11,028	9,557	23	258,943	909,787	Notes 2, 3 and 4

Non-listed stocks
Viettel-CHT Co., Ltd.	—	363,522	—	—	—	27,350	110,925	—	30	447,097	447,097	Notes 1 and 3
Taiwan International Standard Electronics Co., Ltd.	1,760	330,031	—	—	—	134,894	152,132	1,760	40	347,269	410,243	Notes 1 and 3
KKBOX Taiwan Co., Ltd.	4,438	163,809	—	—	—	—	(6,285)	4,438	30	157,524	118,284	Note 1
So-net Entertainment Taiwan Limited	9,429	226,647	—	—	—	—	(9,626)	9,429	30	217,021	199,167	Note 1
Alliance Digital Tech Co., Ltd.	6,000	5,080	—	—	6,000	5,080	—	—	—	—	—	Note 7
Taiwan International Ports Logistics Corporation	8,000	55,925	—	—	—	—	14,196	8,000	27	70,121	70,121	Note 1
Chunghwa PChome Fund I Co., Ltd.	20,000	192,856	—	—	—	—	29,635	20,000	50	222,491	222,491	Note 1
Cornerstone Ventures Co., Ltd.	490	6,058	—	—	—	—	530	490	49	6,588	6,588	Note 1
Next Commercial Bank Co., Ltd.	419,000	3,776,876	—	—	—	—	(184,822)	419,000	42	3,592,054	3,633,764	Note 1
WiAdvance Technology Corporation	—	—	3,700	273,800	—	—	(19,927)	3,700	20	253,873	65,068	Notes 1 and 5

		5,369,848		273,800		168,453	97,786			5,572,981

Joint Ventures
Non-listed stocks
Chunghwa SEA Holdings	1,020	10,200	—	—	—	—	(268)	1,020	51	9,932	9,932	Notes 1

		$20,338,212		$273,800		$2,054,003	$1,562,392			$20,120,401

Note 1:	The amounts of net asset value were based on audited financial statements.

Note 2:	Fair value was based on the closing price on December 30, 2021.

Note 3:	Decrease in investment was cash dividends received.

Note 4:	Additions in shares of investment was stock dividends received.

Note 5:	Additions in investment was the investment in a new company.

Note 6:	Decrease in investment was cash refund from capital reduction.

Note 7:	Decrease in investment was the investee completed its liquidation.

STATEMENT 7

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN RIGHT-OF-USE ASSETS

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

	Land and Buildings (Handsets Base Stations)	Land and Buildings (Others)	Equipment	Total

Cost

Balance on January 1, 2021	$12,392,485	$1,491,399	$2,993,225	$16,877,109
Additions	2,846,193	911,670	1,161,014	4,918,877
Decreases	(358,248)	(299,429)	(29,678)	(687,355)

Balance on December 31, 2021	$14,880,430	$2,103,640	$4,124,561	$21,108,631

Accumulated depreciation and impairment

Balance on January 1, 2021	$5,293,670	$752,549	$802,663	$6,848,882
Depreciation expenses	2,789,938	402,224	398,496	3,590,658
Impairment loss	—	—	420,590	420,590
Decreases	(192,676)	(288,120)	(8,247)	(489,043)

Balance on December 31, 2021	$7,890,932	$866,653	$1,613,502	$10,371,087

Balance on January 1, 2021, net	$7,098,815	$738,850	$2,190,562	$10,028,227

Balance on December 31, 2021, net	$6,989,498	$1,236,987	$2,511,059	$10,737,544

STATEMENT 8

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF TRADE NOTES AND ACCOUNTS PAYABLE

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Item	Amount

Payable of spare parts for equipment	$3,338,497
Payable of products	1,041,662
Other (Note)	9,739,684

$14,119,843

Note:     The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 9

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF BONDS PAYABLE

FOR THE YEAR ENDED DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Bond Name	Trustee	Issuance Period	Repayment of the Principal and Interest Payment Date	Coupon Rate (%)	Total Amount	Repayments Made	Balance at December 31, 2021	Balance of unamortized discount	Carrying Value	Guarantee

Unsecured domestic bonds	Bank of Taiwan	2020.07~2025.07	Interest payable in July annually and one-time repayment upon maturity	0.50	$8,800,000	$—	$8,800,000	$(6,685)	$8,793,315	None
	Bank of Taiwan	2020.07~2027.07	Interest payable in July annually and one-time repayment upon maturity	0.54	7,500,000	—	7,500,000	(6,344)	7,493,656	None
	Bank of Taiwan	2020.07~2030.07	Interest payable in July annually and one-time repayment upon maturity	0.59	3,700,000	—	3,700,000	(3,373)	3,696,627	None
	Bank of Taiwan	2021.04~2026.04	Interest payable in April annually and one-time repayment upon maturity	0.42	1,900,000	—	1,900,000	(1,813)	1,898,187	None
	Bank of Taiwan	2021.04~2028.04	Interest payable in April annually and one-time repayment upon maturity	0.46	4,100,000	—	4,100,000	(4,080)	4,095,920	None
	Bank of Taiwan	2021.04~2031.04	Interest payable in April annually and one-time repayment upon maturity	0.50	1,000,000	—	1,000,000	(1,030)	998,970	None

					$27,000,000	$—	$27,000,000	$(23,325)	$26,976,675

STATEMENT 10

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF LEASE LIABILITIES

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Item	Period	Discount Rate (%)	Amount

Land and buildings
Handsets base stations	1-20 years	0.37-1.18	$6,709,998
Others	1-30 years	0.37-1.12	1,274,707
Equipment	1-8 years	0.37-0.82	1,971,676

			9,956,381
Less: Lease Liabilities-current			(2,918,782)

Lease Liabilities-noncurrent			$7,037,599

STATEMENT 11

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF OPERATING COSTS

FOR THE YEAR ENDED DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Item	Amount

Depreciation	$29,654,574
Cost of products	16,229,804
Amortization	12,026,219
Salaries	10,406,347
Compensation	6,185,202
Repair, maintenance and warranty expenses	5,761,119
Other (Note)	33,665,524

$113,928,789

Note:    The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 12

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Item	Marketing	General and Administrative	Research and Development	Expected Credit Loss	Total

Salaries	$5,331,498	$1,360,730	$1,222,931	$—	$7,915,159
Compensation	3,215,329	806,623	737,836	—	4,759,788
Professional service fee	1,974,926	230,630	210,275	—	2,415,831
Welfare fee	976,314	256,544	205,249	—	1,438,107
Depreciation	631,030	307,010	156,249	—	1,094,289
Marketing and promotion expenses	760,294	—	—	—	760,294
Expected credit loss	—	—	—	141,794	141,794
Other (Note)	3,134,889	923,575	304,885	—	4,363,349

	$16,024,280	$3,885,112	$2,837,425	$141,794	$22,888,611

Note:    The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 13

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF EMPLOYEE BENEFIT, DEPRECIATION AND AMORTIZATION BY FUNCTION

FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020

(In Thousands of New Taiwan Dollars)

	Year Ended December 31, 2021			Year Ended December 31, 2020
	Classified as Operating Costs	Classified as Operating Expenses	Total	Classified as Operating Costs	Classified as Operating Expenses	Total
Employee benefit expenses
Salaries	$10,406,347	$7,915,159	$18,321,506	$10,961,990	$8,404,332	$19,366,322
Insurance	1,160,738	896,858	2,057,596	1,084,119	875,369	1,959,488
Pension	913,816	679,325	1,593,141	1,362,646	973,804	2,336,450
Remuneration to directors	—	44,017	44,017	—	41,045	41,045
Others	7,053,247	5,372,048	12,425,295	6,789,180	5,140,658	11,929,838

	$19,534,148	$14,907,407	$34,441,555	$20,197,935	$15,435,208	$35,633,143

Depreciation	$29,654,574	$1,094,289	$30,748,863	$28,694,921	$1,157,718	$29,852,639

Amortization	$12,026,219	$134,407	$12,160,626	$10,578,714	$152,061	$10,730,775

Note 1:	The average numbers of the Company’s employees were 20,351 and 21,050, including 10 non-employee directors in 2021 and 2020, respectively.

Note 2:	The average employee benefits expense were $1,691 thousand and $1,692 thousand for the years ended December 31, 2021 and 2020, respectively. (Which refers to [total employee benefits-total directors’ remuneration] divided by [number of employees-number of non-employee directors].)

Note 3:	The average salary expenses were $901 thousand and $920 thousand for the years ended December 31, 2021 and 2020, respectively. (Which refers to [salary expenses] divided by [number of employees-number of non-employee directors]). The change of average salary expenses is approximately -2%.

Note 4:	The Company does not have supervisors; therefore, there is no remuneration to supervisors.

Note 5:

The remuneration policies for directors, management personnel, and employees were as follows:

a.   General directors and independent directors:

(i) Fixed remuneration is based on monthly basis resolved by the Board of Directors.

(ii)  Floating remuneration is based on distribution stated in the Company’s Articles of Incorporation. Please refer to Note 28(7) for details. Independent directors are excluded from the aforementioned distribution.

b.  The remuneration to management personnel is based on the executive performance management and guidelines which are linked to the Company’s performance, business unit performance and personal performance. In addition, the result of corporate social responsibilities is a reference item taking into consideration for the floating remuneration.

c.   Compensation to employees is based on the Company’s salary guidance.

d.  The remuneration to directors and management personnel are evaluated regularly and determined by the compensation committee of the Company.

Note 6:	The Company’s salary expenses refer to recurring grants such as base salary, job premiums, and overtime pay, etc.